UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2010
COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐                      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY REPORT
(From January 1, 2010 to March 31, 2010)
THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

Attachment: Korean GAAP Non-consolidated Financial Statements

I. COMPANY OVERVIEW
1. Company Overview
A. Corporate Legal Business Name: SK Telecom Co., Ltd. (The “Company”)
B. Date of Incorporation: March 29, 1984
C. Location of Headquarters
(1) Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea
(2) Phone: +82-2-6100-2114
(3) Website: http://www.sktelecom.com
D. Corporate Purpose of the Company
Business Objectives

1. Information and communication business
2. Handset sales and lease business
3. New media business
4. Advertisement business
5. Communication sales business
6. Real estate business(development, maintenance, leasing, etc.) and chattel leasing business
7. Research and technology development related to Clause 1 through 4
8. Overseas business and trading business related to Clause 1 through 4
9. Manufacturing and distribution business related to Clause 1 through 4
10. Tourism
11. Electronic financial business
12. Motion picture business (Production, Importation, Distribution, Screening)
13. Lifetime education and lifetime educational facilities management
14. Electric related construction business
15. Information and communication related work business
16. Ubiquitous city construction and service business
17. Any business or undertaking incidental or conducive to the attainment of the objects above

E. Credit Ratings
(1) Corporate Bonds

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
May 29, 2007	Corporate bond	AAA	Korea Ratings	Regular rating
June 14, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 27, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
November 5, 2007	Corporate bond	AAA	Korea Ratings	Current rating
November 5, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
November 5, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating
January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating
February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 24, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 26, 2009	Corporate bond	AAA	Korea Ratings	Regular rating
June 30, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(2)	Commercial Paper (“CP”)

			Credit rating entity	Rating
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	classification
May 29, 2007	CP	A1	Korea Ratings	Current rating
June 14, 2007	CP	A1	Korea Information Services, Inc.	Current rating
June 27, 2007	CP	A1	Korea Investors Service, Inc.	Current rating
November 5, 2007	CP	A1	Korea Ratings	Regular rating
November 5, 2007	CP	A1	Korea Information Services, Inc.	Regular rating
November 5, 2007	CP	A1	Korea Investors Service, Inc.	Regular rating
June 3, 2008	CP	A1	Korea Ratings	Current rating
June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating
October 20, 2008	CP	A1	Korea Ratings	Regular rating
October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating
October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating
June 24, 2009	CP	A1	Korea Information Services, Inc.	Current rating
June 26, 2009	CP	A1	Korea Ratings	Current rating
June 30, 2009	CP	A1	Korea Investors Service, Inc.	Current rating
December 15, 2009	CP	A1	Korea Ratings	Regular rating
December 30, 2009	CP	A1	Korea Investors Service, Inc.	Regular rating
December 30, 2009	CP	A1	Korea Information Services, Inc.	Regular rating

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(3) International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of rating	of securities	(Credit rating range)	Rating type
July 9, 2007	Global Bonds	A	Fitch (England)	Current rating
July 9, 2007	Global Bonds	A2	Moody’s (U.S.A.)	Current rating
July 9, 2007	Global Bonds	A	S&P (U.S.A.)	Current rating
April 7, 2009	Offshore Convertible Bonds	A	Fitch (England)	Current rating
April 7, 2009	Offshore Convertible Bonds	A2	Moody’s (U.S.A.)	Current rating
April 7, 2009	Offshore Convertible Bonds	A	S&P (U.S.A.)	Current rating

2. Company History
A. Location of Headquarters
- 22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)
- 16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)
- 267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)
- 99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)
- 11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B. Significant Changes in Management
At the 26th General Shareholders’ Meeting held on March 12, 2010, Cho, Ki Haeng was elected as an inside director, Chung, Jay Young was elected as a member of the audit committee and Shim, Dal Sup was re-elected as an independent director while Sung Min Ha resigned from the Board on March 12.
C. Other Important Matters related to Management Activities
(1) Sale of IHQ, Inc. shares.
In accordance with the resolution of the Board of Directors on April 26, 2010, the Company entered into an agreement pursuant to which the Company will sell 10,930,844 shares (Estimated total sale price: Won 18,582,435,000) of IHQ, Inc.’s common stock at 1,700 won per share outside of the Korea Exchange. After such sale of IHQ, Inc. shares, the Company’s equity stake in IHQ, Inc. will decrease from 37.10% to 9.99%.
3. Total Number of Shares
A. Total number of shares

(As of March 31, 2010)				(Unit: shares)

	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit*	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—

(As of March 31, 2010)	(Unit: shares)

	Share type
Classification	Common shares	—	Total	Remarks
V. Number of treasury shares	8,400,712	—	8,400,712	—
VI. Number of shares outstanding (IV-V)	72,344,999	—	72,344,999	—
B. Treasury Stock
     (1) Acquisitions and Dispositions of Treasury Stocks

(As of March 31, 2010)	(Unit: Shares)

			At the beginning of	Changes
Acquisition methods		Type of shares	period	Acquired (+)	Disposed (-)	Retired (-)	At the end of period	Remarks
Direct acquisition	pursuant to Article
	165-2 of the	Common shares	4,436,028	—	—	—	4,436,028	—
Financial
Investment Services
	and Capital Markets	Preferred shares	—	—	—	—	—	—
Act of Korea
(“FSCMA”)
based on reasons
	other than those	Common shares	77,974	—	—	—	77,974
stipulated in
Article 165-2 of
	the FSCMA	Preferred shares	—	—	—	—	—	—
Sub-total		Common shares	4,514,002*	—	—	—	4,514,002*	—
		Preferred shares	—	—	—	—	—	—
Indirect acquisition through trust and other agreements		Common shares	3,886,710	—	—	—	3,886,710	—
		Preferred shares	—	—	—	—	—	—
Total		Common shares	8,400,712	—	—	—	8,400,712	—
		Preferred shares	—	—	—	—	—	—

*	Among 4,514,002 shares directly acquired by us, 1,999,997 shares were deposited with the Korea Securities Depository as of March 31, 2010 for issuance upon conversion of the overseas convertible bonds.

     (2) Retirement of Treasury Stock
(Unit: in millions of Won, Shares)

			Quantity	Monetary Amount
			Retired	Retired	Acquisition Period
Retired Date	Retirement Purpose	Type of Share	(shares)	(in millions of Won)	of Retired Shares	Remarks
January 9, 2009	Stabilization of Share Price	Common	—	—	—	—
Total		Common	—	—	—	—
		Preferred	—	—	—	—
     (3) Execution of Trust Agreements relating to Treasury Stocks, Etc.
(Amounts: in millions of Won)

	At Start of Period		Executed (+)		Cancelled (-)		At End of Period
Category	Amount	No. of Transactions	Amount	No. of Transactions	Amount	No. of Transactions	Amount	No. of Transactions	Remark
Specified Money Trust	982,000	4	—	—	—	—	982,000	4	1. Extension Date:
									Oct. 26, 2007 Extension Amount:
									Won 631,200
Trust Contracts with Asset Management Companies	—	—	—	—	—	—	—	—	2. Extension Date: October 29, 2007 Extension Amount: Won 350,800
Acquisition Contracts with Investment Companies	—	—	—	—	—	—	—	—
Total	982,000	4	—	—	—	—	982,000	4	—

     4. Status of Voting Rights

(As of March 31, 2010)	(Unit: shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—
Number of shares without voting rights (B)	Common share	8,400,712	Treasury shares
	Preferred share	—
Shares with restricted voting rights under the Korean law (C)	—	—	—
Shares with reestablished voting rights (D)	—	—	—
The number of shares with exercisable voting right s (E = A - B - C + D)	Common share	72,344,999	—
	Preferred share	—
     5. Dividends and Others
     A. Dividends
(1) Distribution of cash dividends was approved during the 23rd General Meeting of Shareholders held on March 9, 2007.
—Distribution of cash dividends per share of Won 7,000 (exclusive of an interim dividend of Won 1,000) was approved.
(2) Distribution of interim dividends of Won 1,000 was approved during the 283rd Board of Directors’ Meeting on July 27, 2007.
(3) Distribution of cash dividends was approved during the 24th General Meeting of Shareholders held on March 14, 2008.
— Distribution of cash dividends per share Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.
(4) Distribution of interim dividends of Won 1,000 was approved during the 295th Board of Directors’ Meeting on July 18, 2008.
(5) Distribution of cash dividends was approved during the 25th General Meeting of Shareholders held on March 13, 2009.
— Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(6) Distribution of interim dividends of Won 1,000 was approved during the 305th Board of Directors’ Meeting on July 23, 2009.
(7) Distribution of cash dividends was approved during the 26th General Meeting of Shareholders held on March 12, 2010.
— Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.
     B. Dividends for the Last 3 Fiscal Years
(Unit: in millions of Won, except per share value)

		As of and for the	As of and for the	As of and for the
		quarter ended March	year ended December	year ended December
Classification		31, 2010	31, 2009	31, 2008
Par value per share (Won)		500	500	500
Net income		321,755	1,288,340	1,277,658
Net income per share (Won)		4,448	17,808	17,559
Total cash dividend		—	680,043	681,996
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		—	52.8	53.4
Cash dividend yield ratio (%)	Common share	—	5.6	4.5
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	—	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Total cash dividend of Won 680,043 million for the year ended December 31, 2009 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 681,996 million for the year ended December 31, 2008 includes the total interim dividend amount of Won 72,793 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

II. BUSINESS
1. Business Overview
A.	Industry Characteristics
As of March 31, 2010, the number of domestic mobile phone subscribers reached 48.98 million and, with more than 100% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 100%, additional future growth of the domestic market may be possible.
The Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets, including various smart phones, that enable the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite Digital Multimedia Broadcasting (“DMB”), digital home services, connected workforce services and other related services.
B. Growth Potential
(Unit: 1,000 persons)

			As of December 31,
Classification		As of March 31, 2010	2009	2008	2007	2006
Number of subscribers	SK Telecom	24,825	24,270	23,032	21,968	20,271
	Others (KT, LGT)	24,153	23,675	22,575	21,529	19,926
	Total	48,978	47,944	45,607	43,497	40,197
(Source: Korea Communications Commission website)
C. Domestic and Overseas Market Conditions
The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. In addition, sales revenue related to data services is expected to increase due to the increasing popularity of smart phones and wireless Internet. Business-to-business segment that creates added values by adding additional solutions and applications is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
Historical market share of the Company

(As of March 31, 2010)	(Unit: %)

	As of December 31,
Classification	2010 1Q	2009	2008	2007
Mobile communication services	50.7	50.6	50.5	50.5

     Comparative market share

(As of March 31, 2010)	(Unit: %)

Classification	SK Telecom	KTF	LG Telecom
Market share	50.7	31.4	17.9
     (Source: Korea Communications Commission website)
     D. Business Overview and Competitive Strengths
The Company’s revenue in the first quarter of 2010 amounted to Won 3,018.2 billion, an increase of Won 141.8 billion from the first quarter of 2009. This increase in revenue was meaningful since it was achieved despite a number of negative factors, including the charging of voice calls on a per-second basis from March 2010 and the reduction of sign-up fees by 28% from December 2009. Operating income in the first quarter of 2010 amounted to Won 480.5 billion, which was lower than the same period of 2009, due among others to the increase in marketing expenses. In the first quarter of 2010, however, the number of the subscribers increased by 560,000 and the market share increased by 0.1% point. Net income in the first quarter of 2010 increased from the same period of 2009 and amounted to Won 321.8 billion.
As of March 31, 2010, the Company reached a subscriber number of approximately 24,820,000 and a 50.7% market share of the wireless market in Korea in terms of the number of subscribers. The Company plans to establish its leadership among users of smart phones by introducing various mobile platforms and streamlining the subscription process and pricing structures to enable subscribers to easily access their mobile content from multiple devices. The Company also plans to maintain its leadership in wireless Internet market by providing innovative user interface for content access and through investment in data networks, network sharing and support of the content production.
In 2010, the Company intends to continue its efforts to seek growth in business-to-business markets, such as “industry productivity enhancement” (“IPE”) business in domestic and foreign markets. As IPE business creates added values by adding additional solutions and applications to the existing infrastructure, it is more cost effective compared to traditional business-to-business model. The Company’s business-to-business sales in the first quarter of 2010 increased meaningfully from the same period of 2009.
The Company will also continue its efforts to become a global leader in information and communication technology. It plans to actively respond to secular changes such as the growing popularity of smart phones and wireless Internet, as well as gaining competitive strengths in the IPE business. In particular, the Company intends to pursue opportunities to grow the wireless broadband and IPE businesses in Korea and abroad. In case of overseas businesses, the Company will maintain its disciplined approach under its “Start Small Scale Fast” principle.
In addition, the Company anticipates that it would be able to create synergies from its acquisition in May 2008 of SK Broadband, which engages in fixed-line telecommunication business. By offering convergence services combining both wireless and fixed-line telecommunication services and new types of services, the Company intends to acquire new customers as well as enhancing the existing customers’ satisfaction with the Company’s services.

2. Major Products & Services
A. Updates on Major Products and Services

(Unit: in millions of Won, %)

Business fields	Sales type	Item	Specific Usage	Major trademarks	Sales amount (ratio)

Information and communication	Services	Mobile communication	Mobile Phone	NATE, T store and others	2,921,948 (96.8%)

—	—	Others	—	Others	96,298 (3.2%)
B. Price Fluctuation Trend of Major Products and Services
Previously, based on the Company’s Basic Plan for monthly subscription, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds and based on the Company’s Standard Plan, basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of March 31, 2010, based on the Company’s Standard Plan, basic service fee is Won 12,000 per month and the usage fee is Won 1.8 per 1 second.
3. Investment Status
A. Investment in Progress

						(Unit: in 100 millions of Won)

						Amount
		Investment	Subject of		Total	already	Future
Business field	Classification	period	investment	Investment effect	investments	invested	investment

Network/Common	Upgrade/New installation	2010	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	761	To be determined

Total				—	To be determined	761	To be determined
B. Future Investment Plan

						(Unit: in 100 millions of Won)

	Expected investment amount		Expected investment for each year
Business field	Asset type	Amount	2010	2011	2012	Investment effect

Network/Common	Network, systems and others	17,500	17,500	To be determined	To be determined	Upgrades to the existing services and provision of new services

Total		17,500	17,500	To be determined	To be determined	Upgrades to the existing services and provision of new services

4. Revenues

				(Unit: in millions of Won)

Business field	Sales type	Item		1Q 2010	2009	2008
Information and	Services	Mobile	Export	—	—	—
communication		communication	Domestic	2,921,948	11,820,202	11,492,832
			Subtotal	2,921,948	11,820,202	11,492,832
			Export	24	2,339	5,855
	—	Others	Domestic	96,274	278,643	175,975
			Subtotal	96,298	280,982	181,830
Total			Export	24	2,339	5,855
			Domestic	3,018,222	12,098,845	11,668,807
			Total	3,018,246	12,101,184	11,674,662
5. Derivative Transactions
In order to hedge risks related to fluctuations in currency exchange rates and interest rates, the Company enters into currency swap contracts and interest rate swap contracts. The gain or loss generated from the derivatives contracts is recognized as the gains/losses for the current period or other comprehensive income/loss, in accordance with Korean GAAP. Fair value of the Company’s derivatives is calculated using the Company’s valuation models. In accordance with the derivatives contracts, the Company’s estimated gain/loss on the date of expiration is zero.
A. Currency Swap
(1) Purpose of Contracts: Hedging of risks related to fluctuations in currency exchange rates and interest rates
(2) Contract Terms
- Currency swap contract applying cash flow risk hedge accounting
The Company has entered into a currency swap contract with three banks including Citibank in order to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (face amounts totaling US$300,000,000) issued on April 1, 2004. As of March 31, 2010, in connection with the unsettled foreign currency swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 2,478,892,000 (excluding tax effect totaling Won 1,240,209,000 and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling Won 5,460,772,000) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a currency and interest rate swap contract with Calyon to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated floating rate long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of March 31, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 2,265,569,000 (excluding tax effect totaling Won 197,149,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 18,280 million) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a currency and interest rate swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of March 31, 2010, in connection with this unsettled currency and interest rate swap contracts, an accumulated gain on valuation of derivatives amounting to Won 1,605,834,000 (excluding tax effect totaling Won 1,073,717,000 and foreign exchange translation loss arising from unguaranteed Japanese yen dominated bonds totaling Won 48,194,652,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with two banks including DBS in order to hedge the foreign currency risk and interest rate risk of U.S. dollar denominated floating rate bonds with face amounts totaling US$150,000,000 issued on November 20, 2008. As of March 31, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 4,685,672,000 (excluding tax effect totaling Won 1,495,953,000 and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling Won 47,462,799,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with Mizuho Corporate Bank in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (59-2) with face amounts totaling JPY 3,000,000,000 issued on January 22, 2009. As of March 31, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 2,343,538,000 (excluding tax effect totaling Won 660,998,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 9,589,199,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with The Bank of Tokyo-Mitsubishi in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (60-2) with face amounts totaling JPY 5,000,000,000 issued on March 5,

2009. As of March 31, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 1,252,908,000 (excluding tax effect totaling Won 353,384,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 17,711,625,000) was accounted for as accumulated other comprehensive gain.
- Currency swap contract to which the hedge accounting is not applied
In addition, the Company has entered into a currency swap contract with three banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007. In connection with this unsettled foreign currency swap contract, a loss on valuation of currency swap of Won 18,433,570,000 and a gain on valuation of currency swap of Won 42,481,273,000 for the quarters ended March 31, 2010 and March 31, 2009, respectively, were charged to current operations.
B. Interest Rate Swap
(1) Purpose of Contracts: Hedging of risks related to fluctuations in interest rates
(2) Contract Terms
- Interest rate swap contract to which the cash flow risk hedge accounting is applied:
The Company has entered into an interest rate swap contract with Shinhan Bank to hedge the interest rate risk of discounted bill with face amounts totaling Won 200,000 million borrowed on June 29, 2006. As of March 31, 2010, in connection with unsettled interest rate swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 841,335,000 (excluding tax effect totaling Won 268,606,000) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into an interest rate swap contract with three banks including Nonghyup Bank in order to hedge the interest rate risk of long-term floating rate borrowings (totaling Won 500 billion) borrowed between July 28, 2008 and August 13, 2008. As of March 31, 2010, in connection with unsettled interest rate swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 12,044,607,000 (excluding tax effect totaling Won 3,397,197,000) was accounted for as accumulated other comprehensive loss.
- Interest rate swap contract to which the hedge accounting is not applied
The Company has entered into an interest rate swap contract with two banks including DBS in order to hedge the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with this unsettled interest rate swap contract, loss on valuation of interest rate swap of Won 1,642,154,000 for the quarter ended March 31, 2010 was charged to current operations.
6. Major Contracts

			Completion	Contract	Contract Amount
Category	Vendor	Start Date	Date	Title	(Won 100M)

Service	TU Media, Ltd.	January 1, 2010	December 31, 2010	2010 Satellite DMB Service Collaboration Contract	916

Service	SK Marketing & Company	January 1, 2010	December 31, 2010	2010 Membership Collaboration Program	692

Product	SK Telesys	March 12, 2010	December 24, 2010	2010 1st Optical Relay Facility Investment	314

Product	SK Telesys	March 12, 2010	December 24, 2010	2010 1st RF Relay Facility Investment	297

Service	SK Marketing & Company	January 1, 2010	December 31, 2010	2010 OK Cashback Service Collaboration Contract	269

Construction	SK E&C	January 1, 2010	December 31, 2010	2010 Cell Site Facility Construction (Seoul Area)	262

Construction	SK E&C	January 1, 2010	December 31, 2010	2010 RF Relay Facility Construction (Seoul Area)	214

Product/ Service	F&U Credit Info.	January 1, 2010	December 31, 2011	2010 Renewal Contract for Invoice/Envelope and Billing Service	204

Service	MRO Korea	October 20, 2009	October 19, 2010	2010 Catalog Purchase Agency Agreement	150

Subtotal					3,318

*	Selected among contracts exceeding Won 15 billion.

7. R&D Investments

				(Unit: in thousands of Won)
		For the quarter
		ended March 31,	For the year ended	For the year ended
Category		2010	December 31, 2009	December 31, 2008	Remarks
Raw material		4,116	55,194	89,176	—
Labor		17,499,049	47,182,944	38,062,791	—
Depreciation		36,605,285	134,200,859	138,511,764	—
Commissioned service		12,046,845	69,750,242	85,836,738	—
Others		6,201,937	39,592,973	34,539,984	—
Total R&D costs		72,357,232	290,782,212	297,040,453	—
Accounting	Sales and administrative expenses	71,785,279	288,997,124	293,443,380	—
	Development expenses (Intangible assets)	571,954	1,785,088	3,597,072	—

R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)		2.40%	2.40%	2.54%
8. Other information relating to investment decisions
A. Trademark Policies
The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.
The Company’s ‘Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.
B. Business-related Intellectual Properties
The Company owns intellectual property rights to the design of alphabet “T”. The rights are based on domestic trademark laws and the Company has proprietary and exclusive use of the trademark for 10 years and the rights are renewable. The designed alphabet “T” is registered in all business categories (total of 45) and is being used as the primary brand of the Company.

III. FINANCIAL INFORMATION
1. Summary Financial Information (Non-consolidated)

				(Unit: in millions of Won)
	As of and for the
	quarter ended	As of and for the year ended December 31,
Classification / Fiscal Year	March 31, 2010	2009	2008	2007	2006

Current assets	5,234,373	4,983,052	3,990,503	4,094,059	4,189,325
• Quick assets	5,219,627	4,960,396	3,976,576	4,075,378	4,172,887
• Inventory	14,746	22,656	13,927	18,681	16,438
Non-current assets	14,104,808	14,314,581	14,626,992	14,038,451	11,624,728
• Investments	5,297,044	5,107,653	5,668,127	5,940,045	3,547,942
• Property and Equipment	4,877,181	5,196,521	4,698,214	4,594,413	4,418,112
• Intangible assets	2,563,368	2,665,936	2,941,592	3,174,942	3,405,158
• Other non-current assets	1,367,215	1,344,471	1,319,059	329,051	253,516

Total assets	19,339,181	19,297,633	18,617,495	18,132,510	15,814,053

Current liabilities	3,966,326	3,294,633	3,412,490	2,484,548	2,985,620
Non-current liabilities	4,570,455	4,761,550	4,475,998	4,221,016	3,522,006

Total liabilities	8,536,782	8,056,183	7,888,488	6,705,564	6,507,626

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	3,031,947	3,032,009	2,957,095	2,954,829	2,962,699
Capital adjustment	(-)2,708,264	(-)2,708,407	(-)2,147,530	(-)2,072,486	(-)2,019,568
Other Cumulative Profit and Loss	760,730	913,919	373,784	1,594,099	473,904
Retained earnings	9,673,347	9,959,290	9,501,018	8,905,865	7,844,753

Total stockholders’ equity	10,802,400	11,241,450	10,729,007	11,426,946	9,306,427

Sales	3,018,246	12,101,184	11,674,662	11,285,900	10,650,952
Operating Income (or Loss)	480,470	2,179,337	2,059,896	2,171,543	2,584,370
Income (or Loss) from continuing operation	321,755	1,288,340	1,277,658	1,642,451	1,446,598
Current Period’s Net Income (or Loss)	321,755	1,288,340	1,277,658	1,642,451	1,446,598

				(Unit: Won)
		For the year ended December 31,
Classification / Fiscal Year	1Q 2010	2009	2008	2007	2006

Earnings per share	4,448	17,808	17,559	22,607	19,734
Diluted earnings per share	4,389	17,808	17,395	22,289	19,458

2. Summary Financial Information (Consolidated)

				(Unit: in millions of Won)

	As of and for the year ended December 31,
Classification / Fiscal Year	2009	2008	2007	2006	2005

Current assets	6,370,631	5,422,447	4,813,072	4,663,962	4,598,580
• Quick assets	6,250,741	5,387,473	4,766,020	4,644,184	4,590,796
• Inventory	119,890	34,974	47,052	19,778	7,784

Non-current assets	16,835,625	17,051,224	14,235,863	11,576,006	10,106,193
• Investments	3,059,902	4,025,429	5,446,711	3,236,783	1,989,934
• Property and Equipment	8,165,879	7,437,689	4,969,353	4,507,335	4,663,369
• Intangible assets	3,992,325	3,978,145	3,433,962	3,518,411	3,452,889
• Other non-current assets	1,617,519	1,609,961	385,836	313,477	—

Total assets	23,206,256	22,473,671	19,048,935	16,239,968	14,704,772

Current liabilities	4,894,936	4,628,821	3,016,874	3,208,416	2,863,373
Non-current liabilities	5,966,695	6,020,410	4,344,428	3,548,464	3,513,860

Total liabilities	10,861,631	10,649,231	7,361,302	6,756,880	6,377,233

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	3,031,947	2,958,854	2,956,106	2,950,327	2,954,840
Capital adjustment	-2,746,885	(-)2,159,389	(-)2,072,723	(-)2,019,567	(-)2,048,515
Other Cumulative Profit/Loss	915,306	356,192	1,591,258	490,010	—
Retained earnings	9,909,752	9,448,185	8,914,970	7,847,434	7,267,649

Total stockholders’ equity	12,344,625	11,824,440	19,048,935	9,483,088	8,327,540

Sales	14,555,465	13,995,924	11,863,357	11,027,977	10,721,820
Operating Profit (or Loss)	1,878,544	1,755,268	2,101,955	2,621,132	2,670,616
Profit (or Loss) from continuing operation before tax	1,400,498	1,260,366	2,285,765	2,021,578	2,561,567
Current Period’s Net Profit	1,055,606	972,338	1,562,265	1,449,552	1,868,307
Net income attributable to majority interests	1,247,182	1,215,719	1,648,876	1,451,491	1,872,978
Number of Consolidated Companies	29	35	26	18	17

*	See the attached Korean GAAP Consolidated Financial Statements.

IV. AUDITOR’S OPINION
1. Auditor

	Year ended December 31,
Quarter ended March 31, 2010	2009	2008

Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
2. Audit Opinion

Term	Auditor’s opinion	Issues noted

Quarter ended March 31, 2010	—	—
Year ended December 31, 2009	Unqualified	—
Year ended December 31, 2008	Unqualified	—
3. Remuneration for Independent Auditors for the Past Three Fiscal Years
A. Audit Contracts

			(Unit: in thousands of Won)

Term	Auditors	Contents	Fee	Total hours

Quarter ended March 31, 2010	Deloitte Anjin LLC	Semi-annual review	1,470,000	16,135
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2009	Deloitte Anjin LLC	Semi-annual review	1,308,356	13,982
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2008	Deloitte Anjin LLC	Semi-annual review	1,310,097	13,346
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit

B. Non-Audit Services Contract with External Auditors
(Unit: in thousands of Won)

Term	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2009	May 13, 2009	Tax consulting	30 days	40,000
	May 22, 2009	Tax consulting	10 days	10,000
	May 22, 2009	Tax adjustment for fiscal year 2008	20 days	34,000
	May 22, 2009	Review of deferred corporate income tax for 1Q and 2Q	10 days	14,000
	September 14, 2009	Review of quarterly tax adjustments	5 days	7,000
	September 14, 2009	Tax consulting	20 days	20,000
	December 28, 2009	Review of quarterly tax adjustments	5 days	7,000
	December 28, 2009	Tax consulting	10 days	12,000
Year ended December 31, 2008	November 20, 2007	Set up services for agency tax manual	60 days	48,000
	March 3, 2008	Tax adjustment for fiscal year 2007	10 days	33,000
	May 15, 2008	Tax consulting	5 days	7,500
	June 24, 2008	Foreign tax consulting re indirect taxes	4 days	6,000
	August 13, 2008	Tax consulting	10 days	9,400
	November 1, 2008	Tax consulting	4 days	5,000
	November 19, 2008	Tax consulting	10 days	10,800
	November 19, 2008	Review of deferred corporate income tax for 1Q and 2Q	10 days	18,000
	December 24, 2008	Review of deferred corporate income tax for 3Q	3 days	6,000
	December 24, 2008	Tax consulting	3 days	3,600
	December 24, 2008	Tax consulting	3 days	3,000
Year ended December 31, 2007	March 30, 2007	Tax adjustment for fiscal year 2006	10 days	30,000
	September 28, 2007	Tax consulting for denial of deductions for corporate income tax	1 day	2,000
	September 28, 2007	Review of deferred corporate income tax for 1Q and 2Q	6 days	10,000
	September 28, 2007	Tax consulting	5 days	9,000
	December 31, 2007	Review of deferred corporate income tax for 3Q	2 days	5,000
	December 31, 2007	Tax consulting	3 days	3,000

V. MANAGEMENT DISCUSSION AND ANALYSIS
Not required in quarterly and half year reports under the Korean disclosure rules.
VI. CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES
1. Board of Directors
A. Overview of Board of Directors Composition
The Company’s Board of Directors is comprised of eight members: five independent directors and three inside directors. Within the Board, there are five Committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.
B. (1) Significant Activities of the Board of Directors

Meeting	Date	Agenda		Approval
312 nd		—	Financial Statements as of and for the year ended December 31, 2009.	Approved as proposed
(the first meeting of 2010)	January 27, 2010	—	Annual Business Report as of and for the year ended December 31, 2009	Approved as proposed
		—	Report for Internal Accounting Management System
		—	Report for Subsequent Events following 4Q 2009

313 rd		—	Convocation of the 26th Annual General Meeting of Shareholders	Approved as proposed
(the second meeting of 2010)	February 11, 2010	—	Result of Internal Accounting Management System Evaluation

314 th (the third meeting of 2010)		—	Appointment of Committee Members	Approved as proposed
		—	Fund Management Transaction with Affiliated Financial Company (SK Security)	Approved as proposed
	March 12, 2010	—	Establishment of SPC and Limited Partnership Agreement between SPC and Offshore Private Equity Fund	Approved as proposed

Meeting	Date	Agenda		Approval
315 th (the fourth meeting of 2010)	April 26, 2010	—	Establishment of SKT Customer Contact Channel Subsidiary	Approved as proposed
		—	Establishment of SKT Cell Site Maintenance Subsidiary	Approved as proposed
		—	Business Plan for Joint Venture with Disney	Approved as proposed
		—	Acquisition of Additional WCDMA Frequency	Approved as proposed
		—	Extension of KIF(Korea IT Fund) Maturity	Approved as proposed
		—	Partial Disposition of Shares of IHQ, Inc.	Approved as proposed
		—	Report for Subsequent Events following 1Q 2010

*	The line items that do not show approval are for reporting purpose only.

(2)	Independent Directors’ Activities at the Board of Directors’ Meetings

Independent
Meetings	Dates	Directors Attended	Description
The first meeting of 2010	January 27, 2010	5 / 5	—
The second meeting of 2010	February 11, 2010	5 / 5	—
The third meeting of 2010	March 12, 2010	5 / 5	—
The fourth meeting of 2010	April 26, 2010	5 / 5	—

C. Committees within Board of Directors
(1) Committee Structure
     a) Independent Director Nomination Committee
(As of May 14, 2010)

Members
Number of Persons	Inside Directors	Independent Directors	Remarks
4	Man Won Jung, Ki Haeng Cho	Rak Yong Uhm, Jae Ho Cho	—

*	The Independent Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.
b) Audit Committee
(As of May 14, 2010)

Members
Number of Persons	Inside Directors	Independent Directors	Remarks
4	—	Dal Sup Shim, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	—

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.
c) Compensation Review Committee
(As of May 14, 2010)

Members
Number of Persons	Inside Directors	Independent Directors
5	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
d) Capex Review Committee
(As of May 14, 2010)

Members
Number of Persons	Inside Directors	Independent Directors	Remarks
4	Ki Haeng Cho	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung	—

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

e) Corporate Citizenship Committee
(As of May 14, 2010)

Members
Number of Persons	Inside Directors	Independent Directors	Remarks
4	Ki Haeng Cho	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	—

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.
(2) Activities of the Committees of the Board of Directors (As of May 14, 2010)

Independent Directors
Jae Ho Cho
				Rak Yong Uhm	(Attendance:
				(Attendance: 100%)	100%)
Committee Name	Date of Activity	Agenda	Approval	Vote
Independent Director Nomination Committee	February 11, 2010	26th General Meeting of Shareholders: Proposal to nominate an Independent Director Dal Sup Shim	Approved as Proposed	For	For
	April 26, 2010	Election of Chairman of Committee — Man Won Jung	Approved as Proposed	For	For

Independent Directors
				Dal Sup Shim	Rak Yong Uhm	Jay Yung Chung
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
Committee Name	Date of Activity	Agenda	Approval	Vote
	February 10, 2010	Business plan and pending agenda for major investment	—	—	—	—
CapEx Committee	March 11, 2010	Business plan and pending agenda for major investment	—	—	—	—
	April 26, 2010	Election of Chairman of Committee — Rak Yong Uhm	Approved as proposed	For	For	For

*	Agendas filled in with hyphens are report only

Independent Directors
				Dal Sup Shim	Rak Yong Uhm	Hyun Chin Lim	Jay Yung Chung	Jae Ho Cho
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
Committee Name	Date of Activity	Agenda	Approval	Vote
Compensation Review Committee	April 26, 2010	Election of Chairman of Committee – Hyun Chin Lim	Approved as proposed	For	For	For	For	For

Independent Directors
				Rak Yong Uhm	Hyun Chin Lim	Jay Yung Chung
				(Attendance: 100%)	(Attendance: 50%)	(Attendance: 100%)
Committee Name	Date of Activity	Agenda	Approval	Vote
Corporate Citizenship Committee	March 12, 2010	Environment Friendly Business Plan	—	—	—	—
		Result of Social Contribution Expenditures	—	—	—	—
		Result and Plan for Win-Win Business Strategy	—	—	—	—
	April 23, 2010	Election of Chairman of Committee — Jay Young Chung	Approved as proposed	For	For	For
		Status of Customer Protection	—	—	—	—
		2010 Ethical Management Plan	—	—	—	—

*	Agendas filled in with hyphens are report only
D. Directors’ Independence
On February 11, 2010, in the notice of the annual General Meeting of Shareholders, background information on Cho, Ki Haeng, a candidate for inside director, and Shim, Dal Sup and Chung, Jay Young, candidates for independent directors, was publicly disclosed. There was no other nomination by shareholders. For the election of independent directors, the Company has established the Independent Director Nomination Committee, which is currently in operation. In the meeting of the Independent Director Nomination Committee held on February 11, 2010, the Committee nominated the independent director candidates.
- The Independent Director Nomination Committee. (As of May 14, 2010)

Name	Independent Director	Remarks
Man Won Jung	No	• During the 314th meeting of the Board of the Directors held on March 12, 2010, the Independent Director Nomination Committee was established.
Ki Haeng Cho	No	• Director Sung Min Ha submitted his resignation on March 12, 2010.
Rak Yong Uhm	Yes	• Director Ki Haeng Cho was elected on March 12, 2010.
Jae Ho Cho	Yes

2. Audit System
The Company’s Audit Committee consists of four independent directors, Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho and Jay Yung Chung.
Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks
The first meeting of 2010	January 26, 2010	• 2nd half 2009 Management Audit Results • Evaluation of Internal Accounting Controls based on the Opinion of the Members of the Audit Committee • Reports on Internal Accounting Management System	Approved as proposed

The second meeting of 2010	February 10, 2010
•     Reports on 2009 Korean GAAP Audit
•     Report on Review of 2009 Internal Accounting Management System
•     Evaluation of Internal Accounting Management System Operation
•     Auditor’s Report for Fiscal Year 2009
Approved as proposed Approved as proposed

The third meeting of 2010	March 11, 2010
•     2Q 2010 Transactions with SK C&C Co., Ltd.
•     Construction of Mobile Phone Facilities for 2010
•     Construction of Network Facilities
•     Purchase of Mobile Phone Relay Devices for 2010
•     Resale of Fixed-line Telephone Services of SK Broadband
•     Fund Management Transaction with Affiliated Company (SK Securities)
•     2010 Management Audit Plan
Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The fourth meeting of 2010	April 26, 2010	• Election of the Chairman of Audit Committee • Approval of Entire Auditor Services for 2010 • Audit Plan for 2010 • Auditor Fees for 2010	Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purpose only.
3. Shareholders’ Exercises of Voting Rights
A. Voting System and Exercise of Minority Shareholders’ Rights
Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4. Affiliated Companies
A. Capital Investments between Affiliated Companies

(As of April 1, 2010)	* Based on common shares

	Invested companies
	SK	SK	SK	SK	SK		SK	SK	SK	SK	SK
Investing company	Corporation	Energy	Telecom	Networks	Chemicals	SKC	C&C	E&C	Shipping	E&S	Gas
SK Corporation		33.4%	23.2%	39.1%		42.5%		40.0%	72.1%	67.5%	45.5%
SK Energy
SK Telecom							9.0%
SK Networks									17.7%
SK Chemicals				0.0%				18.0%
SKC				0.5%					10.2%
SK C&C	31.8%									32.5%
SK E&C
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
Total affiliated companies	31.8%	33.4%	23.2%	39.7%	0.0%	42.5%	9.0%	58.0%	100.0%	100.0%	45.5%

	Invested companies
	SK		SK Marketing			YN	Daehan	SK	SK	SK
Investing company	Securities	K-Power	& Company	DOPCO	CCES	Energy	City Gas	Sci-tech	NJC	Telink
SK Corporation		65.0%
SK Energy			50.0%	38.3%
SK Telecom			50.0%							90.8%
SK Networks	22.7%			4.6%
SK Chemicals								50.0%	60.0%
SKC	7.7%
SK C&C
SK E&C
SK E&S					100.0%	100.0%	47.6%
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
Total affiliated companies	30.4%	65.0%	100.0%	42.9%	100.0%	100.0%	47.6%	50.0%	60.0%	90.8%

	Invested companies
	Busan	Jeonnam	Gangwon		M &	Chungnam	SK		MRO	SK
Investing company	City Gas	City Gas	City Gas	JBES	Service	City Gas	Wyverns	Infosec	Korea	Telesys
SK Corporation
SK Energy
SK Telecom							100.0%
SK Networks									51.0%
SK Chemicals
SKC										77.1%
SK C&C								100.0%
SK E&C
SK E&S	40.0%	100.0%	100.0%	100.0%		100.0%
SK Gas
SK Marketing & Company					100.0%
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
Total affiliated companies	40.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	51.0%	77.1%

	Invested companies
		F&U
	Encar	Credit			SK		Loen		SK	SK Mobile
Investing company	network	Info.	Paxnet	TU Media	D&D	Natruck	Entertainment	Independence	Petrochemical	Energy
SK Corporation
SK Energy	87.5%					33.7%			100.0%	100.0%
SK Telecom		50.0%	59.7%	44.2%			63.5%
SK Networks
SK Chemicals
SKC
SK C&C								67.8%
SK E&C					45.0%
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities		40.0%
Total affiliated companies	87.5%	90.0%	59.7%	44.2%	45.0%	33.7%	63.5%	67.8%	100.0%	100.0%

	Invested companies
								SKC
	SKC		NTREEV	SK	SK	SK	I	Air	SKN	Nuri	Commerce
Investing company	Media	IHQ	Soft	I-Media	Communications	Lubricant	Platform	Gas	Service	Solution	Planet
SK Corporation
SK Energy						100.0%
SK Telecom		37.1%	63.7%		64.8%						100.0%
SK Networks							66.7%		100.0%
SK Chemicals
SKC	100.0%							80.0%
SK C&C										46.3%

	Invested companies
								SKC
	SKC		NTREEV	SK	SK	SK	I	Air	SKN	Nuri	Commerce
Investing company	Media	IHQ	Soft	I-Media	Communications	Lubricant	Platform	Gas	Service	Solution	Planet
SK E&C
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications				100.0%
SK Broadband
SK Lubricant
SK Securities
Total affiliated companies	100.0%	37.1%	63.7%	100.0%	64.8%	100.0%	66.7%	80.0%	100.0%	46.3%	100.0%

	Invested companies
		SKC	Sumray
		Solmics	Corpo	SK	Broadband	Broadband	Broadband		DOP	Pana Blu	WS
Investing company	RealVest	Co., Ltd.	ration	Broadband	Media	D&M	CS	UB Care	Service	Co., Ltd.	Commerce
SK Corporation
SK Energy
SK Telecom				50.6%
SK Networks											100.0%
SK Chemicals								44.0%
SKC		48.7%	53.7%
SK C&C
SK E&C	100.0%								3.6%
SK E&S									96.4%
SK Gas										80.4%
SK Marketing & Company
SK D&D
SK Communications
SK Broadband					100.0%	100.0%	100.0%
SK Lubricant
SK Securities
Total affiliated companies	100.0%	48.7%	53.7%	50.6%	100.0%	100.0%	100.0%	44.0%	100.0%	80.4%	100.0%

	Invested companies
	Namwon
	Sarang
	Electric		Jeju United	Daejeon	MKS		PS &
Investing company	Power	Incyto	FC	Pure Water	Guarantee	Zicos	Marketing	SK Forest	Green Bio	SK Seentec
SK Corporation
SK Energy			100.0%
SK Telecom							100.0%
SK Networks
SK Chemicals										100.0%
SKC		100.0%
SK C&C
SK E&C				32.0%				100.0%
SK E&S
SK Gas									69.0%
SK Marketing & Company
SK D&D	100.0%				100.0%
SK Communications
SK Broadband
SK Lubricant						100.0%
SK Securities
Total affiliated companies	100.0%	100.0%	100.0%	32.0%	100.0%	100.0%	100.0%	100.0%	69.0%	100.0%

VII. SHAREHOLDERS INFORMATION
1. Shareholdings of the Largest Shareholder and Related Persons
A. Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2010)	(Unit: Shares, %)

			Number of shares owned and ownership ratio
			Beginning of Period		End of Period
Name	Relationship	Type of share	Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Corporation	Largest Shareholder	Common share	18,748,452	23.22	18,748,452	23.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	500	0.00	500	0.00
Shin Bae Kim	Officer of affiliated company	Common share	1,270	0.00	1,270	0.00
Man Won Jung	Director	Common share	0	0.00	4,000	0.00
Sung Min Ha	Director	Common share	738	0.00	738	0.00
Bang Hyung Lee	Officer of affiliated company	Common share	200	0.00	200	0.00
Total	—	Common share	18,751,260	23.23	18,755,260	23.23
B.	Overview of the Largest Shareholder
SK Corporation is a holding company and as of March 31, 2010, has nine subsidiaries: SK Energy Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., K-Power Co., Ltd., SK Shipping Co., Ltd., SKC Co., Ltd. and SK Gas Co., Ltd. SK Corporation also operates a life science business division within its holding company to nurture the division for future growth.
Details of SK Corporation’s subsidiaries are as follows:

Affiliates	Share Holdings	Book Value	Industry	Description
SK Energy Co., Ltd.	33.40%	3,950,574	Energy	Publicly Listed
SK Telecom Co., Ltd.	23.22%	2,717,776	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.12%	1,163,448	Energy Sale	Publicly Listed
SK E&S Co., Ltd.	67.55%	409,639	Gas Company Holdings	Privately Held
SK E&C Co., Ltd.	40.02%	402,086	Construction	Privately Held
SK Shipping Co., Ltd.	72.13%	306,300	Ocean Freight	Privately Held
K-Power Co., Ltd.	65.00%	276,088	Power Generation	Privately Held
SKC Co., Ltd.	42.50%	262,325	Synthetic Resin Manufacturing	Publicly Listed
SK Gas Co., Ltd.	45.53%	241,400	Gas	Publicly Listed

*	The above share holdings are based on common stock holdings as of March 31, 2010.

SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities in accordance with Article 8 of Regulation on Securities Issuance and Disclosure. The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2009. SK Energy Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.
2. Changes in shareholdings of the Largest Shareholder
Changes in shareholdings of the largest shareholder are as follows.
(Unit: Shares, %)

	Date of the change in the
	largest shareholder/
Largest	Date of change in	Shares
Shareholder	shareholding	Held	Holding Ratio	Remarks
	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008

SK Corporation	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owns 100 shares of the Company stock)

	December 30, 2009	18,755,260	23.23	Man Won Jung, the CEO, purchased 3,900 shares.

*	Shares held are the sum of shares held by SK Corporation and its related parties.
3. Distribution of Shares
A. Shareholders with ownership of 5% or more

(As of December 31, 2009)	(Unit: shares, %)

		Common share		Preferred share		Sub-total
Rank	Name (title)	Number of shares	Ownership ratio	Number of shares	Ownership ratio	Number of shares	Ownership ratio
1	Citibank ADR	24,000,794	29.72	—	—	24,000,794	29.72
2	SK Corporation	18,748,452	23.22	—	—	18,748,452	23.22
3	SK Telecom	8,400,712	10.4	—	—	8,400,712	10.4
	Total	51,149,958	63.34	—	—	51,149,958	63.34

B. Shareholdings under the Employee Stock Ownership Program
As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.

(As of March 31, 2010)	(Unit: Shares)

			Balance at the	Balance at the end
	Account		beginning of period	of period
Classification	classification	Type of share	(Unit: Shares)	(Unit: Shares)
5th	Employee Stock Ownership Program Member Account	Common shares	106,975	104,680
8th			360,949	350,268
	Total		467,924	454,948
C. Shareholder Distribution
(As of December 31, 2009)

	Number of
Classification	shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders	46,167	99.98	25,122,635	31.11	—
Minority shareholders (corporate)	886	1.92	7,009,987	8.68	—
Minority shareholders (individual)	45,275	98.05	18,105,840	22.42	—
Minority shareholders (Largest Shareholder and Related Persons)	6	0.01	6,808	0.01	—
Major shareholders	—	—	—	—	—
Total other shareholders	9	0.02	55,623,076	68.89	—
Other shareholders (corporate)	6	0.01	12,056,154	14.93	—
Other shareholders (individual)	2	0.01	24,818,470	30.74	—
Other shareholders (Largest Shareholder and Related Persons)	1	0	18,748,452	23.22	—
Total	46,176	100	80,745,711	100	—

4. Share Price and Trading Volume in the Last Six Months
A. Domestic Securities Market
(Unit: Won, shares)

		March	February	January	December	November	October
Types		2010	2010	2010	2009	2009	2009
Common stock	Highest	181,000	179,500	188,000	178,500	184,000	190,500
	Lowest	170,500	172,500	168,500	169,500	169,500	180,000
Monthly transaction volume		5,930,499	4,069,784	8,158,161	4,145,529	4,533,236	7,105,786
B. Overseas Securities Market

New York Stock Exchange	(Unit: US$, ADR)

		March	February	January	December	November	October
Types		2010	2010	2010	2009	2009	2009
Depository Receipt	Highest	17.78	17.33	18.33	16.84	17.46	18.58
	Lowest	16.66	16.32	16.48	16.04	16.57	16.54
Monthly transaction volume		31,245,982	25,609,380	29,907,572	27,264,234	36,094,216	44,965,284
VIII. EMPLOYEES

(As of March 31, 2010)	(Unit: persons, in millions of Won)

	Number of employees
	Office managerial					Aggregate wage for	Average wage per
Classification	positions	Production positions	Others	Total	Average service year	2009	person	Remarks
Male	3,856	—	—	3,856	12.1	68,637	18	—
Female	625	—	—	625	10.0	9,108	14	—
Total	4,481	—	—	4,481	11.8	77,745	17	—

IX. TRANSACTIONS WITH PARTIES WITH INTERESTS
1.	Loans to the Largest Shareholder and Related Persons

(As of March 31, 2010)	(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	2,982	—	—	2,982	66	—

(Unit: in millions of Won)

		Investment and Disposal Details
Name			Transaction Details
(Corporate Name)	Relationship	Types of Investment	Beginning of Period	Increase	Decrease	End of Period	Remarks
Hana SK Card Co., Ltd.	Affiliated company	—		401,871	—	401,871	—
SKT Americas, Inc.	Affiliated company	—	30,457	14,058	—	44,516	—
SK Telecom China Holdings Co., Ltd.	Affiliated company	—	29,595	4,656	—	34,251	—
	Total		60,052	420,585	—	480,637
2.	Transfer of Assets to/from the Largest Shareholder

A.	Transfer of Assets

(Units: in thousands of Won)

		Details
					Amount Transferred	Amount Transferred
Name (Corporate					From Largest	to Largest
Name)	Relationship	Transferred Objects	Purpose of Transfer	Date of Transfer	Shareholder	Shareholder	Remarks
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	February 25, 2010	—	235,909	—
SK Telesys	Affiliated Company	2G devices not in use	Sale of devices not in use	March 31, 2010	—	381,453	—
PS & Marketing Co., Ltd.	Affiliated Company	Network asset	Sale of asset not in use	March 31, 2010	—	82,701	—
		Total			—	700,063	—

B.	Transfer of Business

(Units: in thousands of Won)

Details
					Amount Transferred	Amount Transferred
Name (Corporate					From Largest	to Largest
Name)	Relationship	Transferred Objects	Purpose of Transfer	Date of Transfer	Shareholder	Shareholder	Remarks
—	—	—	—	—	—	—	—
		Total			—	—	—
3.	Transactions with Parties with Interests (excluding the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

Agents	(Unit: in millions of Won)

Name (Corporate			Change details
name)	Relationship	Account category	Beginning	Increase	Decrease	Ending	Accrued interest	Remarks
Hong Eun and others	Agency	Long-term and short-term loans	73,490	76,965	68,283	82,172	—	—
Overseas investment companies

(Unit: in millions of Won)

Name (Corporate			Change details
name)	Relationship	Account category	Beginning	Increase	Decrease	Ending	Accrued interest	Remarks
DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee

B.	Equity Investments

(Unit: in millions of Won)

		Investment and Disposition Details
Name (Corporate			Transaction Details
Name)	Relation-ship	Category	Beginning of Period	Increase	Decrease	End of Period	Remarks
Skylake Global Incubest Fund #1	—	—	1,679	25	—	1,704	—
	Total		1,679	25	—	1,704	—
X. OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS
1.	Developments in the Items mentioned in prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

Date of Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Chohung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value
1. On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
2. On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
3. On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
4. As of December 31, 2008, the balance of specified monetary trust for treasury shares was Won 982 billion.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)
1. Approval of the financial statements for the year ended December 31, 2006
2. Remuneration limit for Directors
3. Election of Directors
- Election of inside directors
- Election of independent directors as Audit Committee members
Approved (Cash dividend, Won 7,000 per share) Approved (Won 12 billion) Approved (Jung Nam Cho, Sung Min Ha) Approved (Dal Sup Shim)

24th Fiscal Year Meeting of Shareholders (March 14, 2008)
1. Approval of the Financial Statements for the year ended December 31, 2007
2. Amendment to Articles of Incorporation
3. Approval of Remuneration Limit for Directors
4. Election of Directors
- Election of inside directors
- Election of independent directors
- Election of independent directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Shin Bae Kim, Young Ho Park) Approved (Rak Yong Uhm, Jay Young Chung) Approved (Jae Ho Cho)

25th Fiscal Year Meeting of Shareholders (March 13, 2009)
1. Approval of the financial statements for the year ended December 31, 2008
2. Approval of Remuneration Limit for Directors
3. Amendment to Company Regulation on Executive Compensation
4. Election of Directors
- Election of inside directors
- Election of independent directors
- Election of independent directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share) Approved (Won 12 billion) Approved Approved (Jae Won Chey, Man Won Jung) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim)

26th Fiscal Year Meeting of Shareholders (March 12, 2010)
1. Approval of the financial statements for the year ended December 31, 2009
2. Amendment to Articles of Incorporation
3. Approval of Remuneration Limit for Directors
4. Election of Directors
- Election of inside directors
- Election of independent directors
- Election of independent directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Cho, Ki Haeng) Approved (Shim, Dal Sup) Approved (Shim, Dal Sup, Chung, Jay Young)
2.	Contingent Liabilities
A.	Material Legal Proceedings

-	Not applicable
B.	Other Matters
The Company has no other blank bills, mortgage bills, assumption of debt agreement or other contingent liabilities.
3.	Status of sanctions, etc.
A.	Status of sanctions
The Company was sanctioned with a fine of Won 50 million on December 30, 2008 for a violation of Telecommunications Law involving its mismanagement of privacy policy. The Company continues to improve related system security and is implementing system enhancements, such as introduction of scanning devices, to avoid unnecessary keeping of applications at the distributor level.
Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Committee, on April 23, 2009, ordered the Company to improve its work procedures. The Company completed the upgrade of the related computer system to prevent illegal messages on October 10, 2009.
On September 2, 2009, the Korea Communications Committee ordered the Company to improve its work procedures in a case relating to the obstruction of subscribers’ utilization of wireless internet services. The Company completed the improvement of the procedures in consultation with the Korea Communications Committee by December 8, 2009.
On October 13, 2009, the Korea Communications Committee imposed on the Company a fine of Won 140 million and a newspaper notice order in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and the Company’s failure to verify the required documents. The Company implemented the improved work procedures to strengthen identification process at the time of subscription for mobile telephone services in January 2010.
In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1,268 million by the Fair Trade Commission of Korea along with a correction order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.
Also on February 3, 2009, the Company received a correctional order and a fine of Won 500 million from the Fair Trade Commission of Korea involving an unfair trade interference practice including refusal of applications for subscription for certain PDA phones distributed by third party manufacturers. The Company filed a suit at the Seoul High Court, which found in favor of the Company and cancelled the Fair Trade Commission’s correctional order and fine. The Company has instituted a legal proceeding to receive the fine already paid and will endeavor to prevent a similar incident from occurring again and to increase its business partners’ and customers’ values.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated statement of financial position of SK Telecom Co., Ltd. (the “Company”) as of March 31, 2010, and the related non-consolidated statements of income, changes in stockholders’ equity and cash flows for the three months ended March 31, 2010 and 2009, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2009, and the related non-consolidated statements of income, appropriations of retained earnings, changes in stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated February 17, 2010, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated statement of financial position as of December 31, 2009, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
April 12, 2010
Notice to Readers
This report is effective as of April 12, 2010, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the accountants’ review report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
MARCH 31, 2010 AND DECEMBER 31, 2009

	Korean won				Translation into U.S. dollars (Note 2)
	March 31,		December 31,		March 31,	December 31,
	2010		2009		2010	2009
ASSETS	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents	~~W~~	463,136	~~W~~	420,576	$409,420	$371,796
Short-term financial instruments (Note 14)		309,858		178,057	273,920	157,405
Short-term investment securities (Note 3)		383,510		370,182	339,029	327,247
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~162,787 million as of March 31, 2010 and ~~W~~142,702 million as of December 31, 2009 (Note 15)		1,354,402		1,557,514	1,197,314	1,376,869
Short-term loans, net of allowance for doubtful accounts of ~~W~~1,133 million as of March 31, 2010 and ~~W~~933 million as of December 31, 2009 (Notes 5 and 15)		86,614		66,888	76,568	59,130
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~28,268 million and present value of ~~W~~3,616 million as of March 31, 2010 and ~~W~~26,059 million and ~~W~~8,478 as of December 31, 2009 (Note 15)		2,209,799		2,032,757	1,953,500	1,796,992
Inventories		14,746		22,656	13,036	20,028
Prepaid expenses		127,553		112,762	112,759	99,684
Current deferred income tax assets, net (Note 11)		237,557		194,825	210,004	172,229
Accrued income and other		47,198		26,835	41,724	23,723

Total Current Assets		5,234,373		4,983,052	4,627,274	4,405,103

NON-CURRENT ASSETS:
Property and equipment, net (Notes 6 and 15)		4,877,181		5,196,521	4,311,511	4,593,813
Intangible assets, net (Note 7)		2,563,368		2,665,936	2,266,061	2,356,733
Long-term financial instruments (Note 14)		6,519		6,519	5,763	5,763
Long-term investment securities (Note 3)		2,239,764		2,420,262	1,979,989	2,139,553
Equity securities accounted for using the equity method (Notes 4 and 18)		3,050,761		2,680,872	2,696,925	2,369,936
Long-term loans, net of allowance for doubtful accounts of ~~W~~24,099 million as of March 31, 2010 and ~~W~~24,250 million as of December 31, 2009 (Notes 5 and 15)		49,183		64,216	43,479	56,768
Long-term accounts receivable — other		846,228		761,647	748,080	673,309
Guarantee deposits (Note 15)		168,836		172,021	149,254	152,069
Long-term currency swap (Note 17)		193,444		223,173	171,008	197,289
Long-term deposits and other		109,524		123,414	96,820	109,099

Total Non-current Assets		14,104,808		14,314,581	12,468,890	12,654,332

TOTAL ASSETS	~~W~~	19,339,181	~~W~~	19,297,633	$17,096,164	$17,059,435

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
MARCH 31, 2010 AND DECEMBER 31, 2009

	Korean won				Translation into U.S. dollars (Note 2)
	March 31,		December 31,		March 31,	December 31,
	2010		2009		2010	2009
LIABILITIES AND STOCKHOLDERS’ EQUITY	(In millions)				(In thousands)
CURRENT LIABILITIES:
Accounts payable (Note 15)	~~W~~	1,918,815	~~W~~	1,136,475	$1,696,265	$1,004,663
Income tax payable		204,072		381,940	180,403	337,641
Accrued expenses (Note 16)		921,207		934,372	814,363	826,001
Withholdings		432,673		250,656	382,490	221,584
Current portion of long-term debt, net (Note 8)		384,415		513,277	339,829	453,746
Current portion of subscription deposits		6,045		6,804	5,344	6,015
Currency swap (Note 17)		50,461		35,145	44,608	31,069
Interest swap (Note 17)		1,110		1,173	981	1,037
Advanced receipts and other		47,528		34,791	42,017	30,756

Total Current Liabilities		3,966,326		3,294,633	3,506,300	2,912,512

NON-CURRENT LIABILITIES:
Bonds payable, net (Note 8)		3,313,624		3,349,216	2,929,300	2,960,764
Long-term borrowings (Note 9)		813,080		816,760	718,777	722,030
Subscription deposits		5,988		5,480	5,293	4,844
Long-term payables — other, net of present value discount of nil as of March 31, 2010 and ~~W~~5,837 million as of December 31, 2009		—		164,163	—	145,123
Accrued severance indemnities, net		34,045		25,155	30,096	22,237
Non-current deferred income tax liabilities, net (Note 11)		139,048		210,859	122,921	186,403
Long-term currency swap (Note 17)		22,690		18,281	20,058	16,161
Long-term interest swap (Note 17)		20,456		16,215	18,083	14,334
Guarantee deposits received and other (Notes 15 and 16)		221,524		155,421	195,831	137,395

Total Non-current Liabilities		4,570,455		4,761,550	4,040,359	4,209,291

Total Liabilities		8,536,781		8,056,183	7,546,659	7,121,803

STOCKHOLDERS’ EQUITY:
Capital stock (Notes 1 and 10)		44,639		44,639	39,462	39,462
Capital surplus (Notes 4, 8 and 10)		3,031,947		3,032,009	2,680,293	2,680,347
Capital adjustments:
Treasury stock (Note 1)		(1,992,083)		(1,992,083)	(1,761,035)	(1,761,035)
Loss on disposal of treasury stock		(716)		(716)	(633)	(633)
Equity method in capital adjustments (Note 4)		(52,482)		(52,626)	(46,395)	(46,522)
Other capital adjustments		(662,983)		(662,983)	(586,088)	(586,088)
Accumulated other comprehensive income (loss) (Note 12):
Unrealized gain on valuation of long-term investment securities, net (Note 3)		862,000		1,003,145	762,023	886,797
Equity in other comprehensive loss of affiliates, net (Note 4)		(93,526)		(84,809)	(82,679)	(74,973)
Gain on valuation of currency swap, net (Note 17)		5,143		6,516	4,546	5,760
Loss on valuation of interest swap, net (Note 17)		(12,886)		(10,932)	(11,392)	(9,665)
Retained earnings:
Appropriated		9,350,386		8,890,053	8,265,900	7,858,958
Unappropriated		322,961		1,069,237	285,503	945,224

Total Stockholders’ Equity		10,802,400		11,241,450	9,549,505	9,937,632

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	19,339,181	~~W~~	19,297,633	$17,096,164	$17,059,435

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	2010		2009		2010	2009
	(In millions except for per share data)				(In thousands except for per share data)
OPERATING REVENUE (Note 15)	~~W~~	3,018,246	~~W~~	2,876,461	$2,668,181	$2,542,840

OPERATING EXPENSES:
Labor cost		(200,115)		(189,451)	(176,905)	(167,478)
Commissions paid (Note 15)		(1,211,902)		(1,001,487)	(1,071,342)	(885,332)
Depreciation and amortization (Notes 6 and 7)		(457,780)		(400,716)	(404,685)	(354,240)
Network interconnection		(262,981)		(256,056)	(232,480)	(226,358)
Leased line		(46,043)		(98,090)	(40,703)	(86,713)
Advertising		(42,902)		(44,077)	(37,926)	(38,965)
Research and development		(61,346)		(59,372)	(54,231)	(52,486)
Rent		(72,984)		(63,760)	(64,519)	(56,364)
Frequency usage		(39,388)		(39,180)	(34,820)	(34,636)
Repair		(36,422)		(28,901)	(32,198)	(25,549)
Cost of goods sold		(15,586)		(7,307)	(13,778)	(6,460)
Other		(90,327)		(124,057)	(79,850)	(109,667)

Sub-total		(2,537,776)		(2,312,454)	(2,243,437)	(2,044,248)

OPERATING INCOME		480,470		564,007	424,744	498,592

OTHER INCOME:
Interest income (Note 3)		45,244		42,520	39,996	37,588
Dividends		20,186		59,291	17,845	52,414
Commissions (Note 15)		4,264		2,824	3,769	2,496
Reversal of allowance for doubtful accounts		174		—	154	—
Foreign exchange and translation gain		24,039		144,829	21,251	128,032
Equity in earnings of affiliates (Note 4)		15,462		11,197	13,669	9,898
Gain on valuation of short-term investment securities (Note 3)		—		5,844	—	5,166
Gain on disposal of property and equipment and intangible assets		5,944		292	5,255	258
Gain on valuation of currency swap (Note 17)		—		13,282	—	11,742
Other		9,011		12,869	7,966	11,377

Sub-total		124,324		292,948	109,905	258,971

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	2010		2009		2010	2009
	(In millions except for per share data)				(In thousands except for per share data)
OTHER EXPENSES:
Interest and discounts	(~~W~~	70,629)	(~~W~~	71,323)	($62,437)	($63,051)
Donations		(31,999)		(12,422)	(28,288)	(10,981)
Foreign exchange and translation loss		(1,950)		(54,933)	(1,724)	(48,562)
Loss on valuation of short-term investment securities (Note 3)		(3,439)		—	(3,040)	—
Equity in losses of affiliates (Note 4)		(48,800)		(47,997)	(43,140)	(42,430)
Impairment loss on investment securities (Note 3)		—		(3,186)	—	(2,816)
Loss on disposal of investment assets		(1)		(878)	(1)	(776)
Loss on disposal of property, equipment and intangible assets		(2,305)		(160)	(2,038)	(141)
Impairment loss on assets		(108)		—	(95)	—
Loss on valuation of currency swap (Note 17)		(18,434)		(221,622)	(16,296)	(195,918)
Loss on transactions of currency swap		—		(4,348)	—	(3,844)
Loss on valuation of interest swap (Note 17)		(1,642)		—	(1,452)	—
External research and development cost		(10,439)		(13,906)	(9,228)	(12,293)
Other		(6,095)		(2,884)	(5,388)	(2,550)

Sub-total		(195,841)		(433,659)	(173,127)	(383,362)

INCOME BEFORE INCOME TAX		408,953		423,296	361,522	374,201

PROVISION FOR INCOME TAX (Note 11)		(87,198)		(106,548)	(77,085)	(94,190)

NET INCOME	~~W~~	321,755	~~W~~	316,748	$284,437	$280,011

NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 13)	~~W~~	4,448	~~W~~	4,378	$3,932	$3,870

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 13)	~~W~~	4,389	~~W~~	4,335	$3,880	$3,832

See accompanying notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
SK TELECOM CO., LTD.

							Accumulated
							other				Total
	Common		Capital		Capital		comprehensive		Retained		stockholders’
	stock		surplus		adjustments		income		earnings		equity
(In millions of Korean won)
Balance, January 1, 2009	~~W~~	44,639	~~W~~	2,957,095	(~~W~~	2,147,530)	~~W~~	373,785	~~W~~	9,501,018	~~W~~	10,729,007
Cash dividends		—		—		—		—		(609,203)		(609,203)
Net income		—		—		—		—		316,748		316,748
Treasury stock		—		—		63,538		—		(92,476)		(28,938)
Loss on disposal of treasury stock		—		(721)		(716)		—		—		(1,437)
Unrealized loss on valuation of long-term Investment securities, net (Notes 3 and 12)		—		—		—		(218,249)		—		(218,249)
Equity in other comprehensive income changes of affiliates, net (Notes 4 and 12)		—		1,758		16,014		6,976		(56,043)		(31,295)
Loss on valuation of currency swap, net (Notes 12 and 17)		—		—		—		(21,381)		—		(21,381)
Gain on valuation of interest swap, net (Notes 12 and 17)		—		—		—		1,664		—		1,664

Balance, March 31, 2009	~~W~~	44,639	~~W~~	2,958,132	(~~W~~	2,068,694)	~~W~~	142,795	~~W~~	9,060,044	~~W~~	10,136,916

Balance, January 1, 2010	~~W~~	44,639	~~W~~	3,032,009	(~~W~~	2,708,407)	~~W~~	913,919	~~W~~	9,959,290	~~W~~	11,241,450
Cash dividends		—		—		—		—		(607,698)		(607,698)
Net income		—		—		—		—		321,755		321,755
Unrealized loss on valuation of long-term												—
Investment securities, net (Notes 3 and 12)		—		—		—		(141,144)		—		(141,144)
Equity in other comprehensive income changes of affiliates, net (Notes 4 and 12)		—		(62)		143		(8,718)		—		(8,637)
Loss on valuation of currency swap, net (Notes 12 and 17)		—		—		—		(1,373)		—		(1,373)
Loss on valuation of interest swap, net (Notes 12 and 17)		—		—		—		(1,953)		—		(1,953)

Balance, March 31, 2010	~~W~~	44,639	~~W~~	3,031,947	(~~W~~	2,708,264)	~~W~~	760,731	~~W~~	9,673,347	~~W~~	10,802,400

     (Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

				Accumulated
				other		Total
	Common	Capital	Capital	comprehensive	Retained	stockholders’
	stock	surplus	adjustments	income	earnings	equity
(In thousands of U.S. dollars)
Balance, January 1, 2009	$39,462	$2,614,122	($1,898,453)	$330,432	$8,399,061	$9,484,624
Cash dividends	—	—	—	—	(538,546)	(538,546)
Net income	—	—	—	—	280,011	280,011
Treasury stock	—	—	56,168	—	(81,750)	(25,582)
Loss on disposal of treasury stock	—	(637)	(633)	—	—	(1,270)
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 12)	—	—	—	(192,936)	—	(192,936)
Equity in other comprehensive income changes of affiliates, net (Notes 4 and 12)	—	1,554	14,157	6,167	(49,543)	(27,665)
Loss on valuation of currency swap, net (Notes 12 and 17)	—	—	—	(18,901)	—	(18,901)
Gain on valuation of interest swap, net (Notes 12 and 17)	—	—	—	1,471	—	1,471

Balance, March 31, 2009	$39,462	$2,615,039	($1,828,761)	$126,233	$8,009,233	$8,961,206

Balance, January 1, 2010	$39,462	$2,680,347	($2,394,277)	$807,918	$8,804,182	$9,937,632
Cash dividends	—	—	—	—	(537,216)	(537,216)
Net income	—	—	—	—	284,437	284,437
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 12)	—	—	—	(124,773)	—	(124,773)
Equity in other comprehensive income changes of affiliates, net (Notes 4 and 12)	—	(54)	126	(7,706)	—	(7,634)
Loss on valuation of currency swap, net (Notes 12 and 17)	—	—	—	(1,215)	—	(1,215)
Loss on valuation of interest swap, net (Notes 12 and 17)	—	—	—	(1,726)	—	(1,726)

Balance, March 31, 2010	$39,462	$2,680,293	($2,394,151)	$672,498	$8,551,403	$9,549,505

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	2010		2009		2010	2009
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	321,755	~~W~~	316,748	$284,437	$280,011

Expenses not involving cash payments:
Provision for severance indemnities		9,453		8,906	8,357	7,873
Depreciation and amortization		494,385		432,708	437,045	382,521
Allowance for doubtful accounts		17,925		52,723	15,846	46,608
Foreign translation loss		342		47,685	302	42,155
Loss on valuation of short-term investment securities		3,439		—	3,040	—
Equity in losses of affiliates		48,800		47,997	43,140	42,430
Impairment loss on investment securities		—		3,186	—	2,816
Loss on disposal of investment assets		1		878	1	776
Loss on disposal of property, equipment and Intangible assets		2,305		160	2,038	141
Impairment loss on assets		108		—	95	—
Loss on valuation of currency swap		18,434		221,622	16,296	195,918
Loss on valuation of interest swap		1,642		—	1,452	—
Amortization of discounts on bonds and other		9,594		9,325	8,481	8,244

Sub-total		606,428		825,190	536,093	729,482

Income not involving cash receipts:
Foreign translation gain		(22,792)		(139,764)	(20,148)	(123,554)
Reversal of allowance for doubtful accounts		(174)		—	(154)	—
Equity in earnings of affiliates		(15,462)		(11,197)	(13,669)	(9,898)
Gain on valuation of short-term investment securities		—		(5,844)	—	(5,166)
Gain on disposal of property, equipment and Intangible assets		(5,944)		(292)	(5,255)	(258)
Gain on valuation of currency swap		—		(13,282)	—	(11,742)
Other		—		(36)	—	(32)

Sub-total		(44,372)		(170,415)	(39,226)	(150,650)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		186,982		(11,006)	165,295	-9,729
Accounts receivable — other		(179,170)		(277,330)	(158,389)	(245,164)
Inventories		7,910		(3,184)	6,993	(2,815)
Prepaid expenses		5,344		7,557	4,724	6,681
Accrued income and other		(21,428)		5,498	(18,944)	4,859
Long-term accounts receivable — other		(84,581)		(40,695)	(74,771)	(35,975)
Accounts payable		174,978		209,211	154,684	184,946
Income tax payable		(183,617)		(142,459)	(162,321)	(125,936)
Accrued expenses		21,904		47,640	19,364	42,115
Withholdings		182,018		58,789	160,907	51,970
Current portion of subscription deposits		(760)		(26)	(672)	(23)
Advanced receipts and other		12,736		5,829	11,259	5,153
Deferred income taxes		(70,541)		(29,174)	(62,359)	(25,790)
Severance indemnities payments		(3,713)		(1,463)	(3,282)	(1,293)
Deposits for group severance indemnities and other deposits		2,977		981	2,632	867
Dividends received from affiliate		9,016		6,817	7,970	6,026

Sub-total		60,055		(163,015)	53,090	(144,108)

Net Cash Provided by Operating Activities		943,866		808,508	834,394	714,735

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	2010		2009		2010	2009
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Proceeds from disposal of property and equipment	~~W~~	14,175	~~W~~	594	$12,531	$525
Proceeds from disposal of intangible assets		—		2	—	2
Collection of short-term loans		68,324		68,994	60,400	60,992
Proceeds from sales of long-term investment securities		32		949	28	839
Proceeds from sales of equity securities accounted for using the equity method		—		6,444	—	5,697
Collection of long-term loans		3,702		2,213	3,273	1,956
Decrease in guarantee deposits		45,827		7,895	40,512	6,979
Decrease in other non-current assets		4,839		7,259	4,277	6,417

Sub-total		136,899		94,350	121,021	83,407

Cash outflows for investing activities:
Acquisition of short-term financial instruments		(131,801)		(105,225)	(116,514)	(93,021)
Acquisition of short-term investment securities, net		(14,950)		(224,847)	(13,216)	(198,769)
Extension of short-term loans		(76,766)		(78,086)	(67,862)	(69,029)
Acquisition of property and equipment		(79,845)		(338,660)	(70,584)	(299,381)
Increase in intangible assets		(1,181)		(1,000)	(1,044)	(884)
Acquisition of long-term financial instruments		—		(6,500)	—	(5,746)
Acquisition of long-term investment securities		(26)		(345)	(23)	(305)
Acquisition of equity securities accounted for using the equity method		(420,585)		(7,694)	(371,804)	(6,802)
Extension of long-term loans		—		(6,972)	—	(6,163)
Increase in guarantee deposits and other		(53,735)		(29,894)	(47,504)	(26,427)

Sub-total		(778,889)		(799,223)	(688,551)	(706,527)

Net Cash Used in Investing Activities		(641,990)		(704,873)	(567,530)	(623,120)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Increase in guarantee deposits received and other		33,857		468	29,930	414
Proceeds from short-term borrowings		—		1,800	—	1,591
Issuance of bonds		—		393,111	—	347,517

Sub-total		33,857		395,379	29,930	349,522

Cash outflows for financing activities:
Repayment of current portion of long-term debts		(290,000)		(280,000)	(256,365)	(247,525)
Decrease in other non-current liabilities		(3,173)		(1,024)	(2,805)	(905)
Acquisition of treasury stock		—		(28,938)	—	(25,582)

Sub-total		(293,173)		(309,962)	(259,170)	(274,012)

Net Cash Provided by (Used in) Financing Activities		(259,316)		85,417	(229,240)	75,510

NET INCREASE IN CASH AND CASH EQUIVALENTS		42,560		189,052	37,624	167,125
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		420,576		434,177	371,796	383,820

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	463,136	~~W~~	623,229	$409,420	$550,945

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
1. GENERAL
SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the New York and London Stock Exchanges, respectively. As of March 31, 2010, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)
SK Group	18,748,452	23.22
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority shareholders	51,254,978	63.48
Treasury stock	8,400,712	10.40

	80,745,711	100.00

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”) and with the accounting policies for annual financial statements for the year ended December 31, 2009.
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with Korean GAAP. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying financial statements.
The accompanying non-consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,131.20 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended March 31, 2010. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that, or any other rate.

3. INVESTMENT SECURITIES
a. Short-term Investment Securities
Short-term investment securities as of March 31, 2010 and December 31, 2009 are as follows (In millions of Korean won):

							December 31,
	March 31, 2010						2009
	Acquisition				Carrying		Fair value and
	cost		Fair value		amount		carrying amount
Trading securities (Note)	~~W~~	380,000	~~W~~	381,687	~~W~~	381,687	~~W~~	370,126
Current portion of long-term investment securities		1,823		1,823		1,823		56

Total	~~W~~	381,823	~~W~~	383,510	~~W~~	383,510	~~W~~	370,182

(Note)	The Company’s trading securities as of March 31, 2010 are all beneficiary certificates, and the difference between the fair value and acquisition cost was recorded in other income (expenses) as gain (loss) on valuation of short-term investment securities.
b. Long-term Investment Securities
Long-term investment securities as of March 31, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	March 31, 2010		December 31, 2009
Available-for-sale equity securities	~~W~~	1,844,872	~~W~~	2,026,921
Available-for-sale debt securities		396,715		393,397

Total		2,241,587		2,420,318
Less: current portion		(1,823)		(56)

Long-term portion	~~W~~	2,239,764	~~W~~	2,240,262

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of March 31, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	March 31, 2010							Carrying amount
	Number of	Percentage	Acquisition					March		December
	shares	(%)	cost		Fair value			31, 2010		31, 2009
(Investments in listed companies)
SK C&C Co., Ltd.	4,500,000	9.0	~~W~~	150,495	~~W~~	279,000	(Note a)	~~W~~	279,000	~~W~~	201,600
Digital Chosunilbo Co., Ltd.	2,890,630	7.8		5,781		7,964			7,964		6,995
KRTnet Corporation	234,150	4.4		1,171		1,475			1,475		1,573
POSCO Corp.	2,481,310	2.8		332,662		1,310,132			1,310,132		1,533,450
nTels Co., Ltd.	205,200	6.2		34		954			954		1,161
Sprint Nextel	17,368,246	0.6		75,363		74,631			74,631		74,215

Sub-total				565,506		1,674,156			1,674,156		1,818,994

(Investments in non-listed companies)
The Korea Economic Daily	2,585,069	13.8		13,964	(Note b)				13,964		13,964
Others				121,859	(Notes b, c & d)				5.601		5,601

Sub-total				135,823					19,565		19,565

(Investments in funds)
Global Opportunities Breakaway Fund				186,390			(Note e)		137,904		175,140
Others				13,247	(Notes b & c)				13,247		13,222

Sub-total				199,637					151,151		188,362

Total			~~W~~	900,966				~~W~~	1,844,872	~~W~~	2,026,921

(Note a)	As the common stocks of SK C&C were listed on the Stock Market of Korea Exchange during the year ended December 31, 2009, the Company sold 10,500,000 shares through initial public offering and recorded the residual investment at its market value as of December 31, 2009. In addition, the Company recorded unrealized gain on valuation of investments of ~~W~~132,720 million (net of tax effect ~~W~~42,373 million) as of March 31, 2010.

(Note b)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

(Note c)	The investment in common stock of Real Telecom Co., Ltd. and others were sold during the three months ended March 31, 2010 and the difference between the disposal price and acquisition cost was recorded as loss on disposal of long term investment securities.

(Note d)	Due to the impairment of the investment of Mobinex Inc. and others, the Company recorded ~~W~~6,246 million of impairment loss on investment securities for the year ended December 31, 2009.

(Note e)	For the year ended December 31, 2009, the Company entered into limited partnership agreement with overseas private fund. In accordance with the partnership agreement, the Company has contributed US$150 million out of total capital commitment of US$200 million. In addition, the difference between the fair value and acquisition cost of ~~W~~37,819 million (net of tax effect of ~~W~~10,667 million) was recorded as unrealized loss on valuation of long-term investment securities in other comprehensive loss.

b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of March 31, 2010 and December 31, 2009 are as follows (In millions of Korean won):

				Carrying amount
				March		December
	Maturity	Acquisition cost		31, 2010		31, 2009
Public bonds	(Note a)	~~W~~	407	~~W~~	407	~~W~~	457
Closed beneficiary certificates	October 2011		99		19		8
Bond-type beneficiary certificates	June 2011		300,000		303,491		300,134
Subordinated bonds (Note b)			90,980		90,980		90,980
Convertible bonds of Magic Tech Network Co., Ltd. (Note c)	March 2011		1,818		1,818		1,818

Total			393,304		396,715		393,397
Less current portion			(1,823)		(1,823)		(56)

Long-term available-for-sale debt securities		~~W~~	391,481	~~W~~	394,892	~~W~~	393,341

The interest income incurred from available-for-sale debt securities for the three months ended March 31, 2010 and 2009 was ~~W~~4 million and ~~W~~71 million, respectively.

(Note a)	The maturities of public bonds as of March 31, 2010 and December 31, 2009 are as follows (In millions of Korean won):

Maturity	March 31, 2010		December 31, 2009
Within one year	~~W~~	4	~~W~~	56
After one year but within five years		403		401

	~~W~~	407	~~W~~	457

(Note b)	Returns on the closed beneficiary certificates were accounted for as interest income.

(Note c)	On September 3, 2009, the Company purchased convertible bonds of Magic Tech Network Co., Ltd. for US $1,458,065. Such convertible bonds have conversion price of US $274.75 per share of common stock of Magic Tech Network.

b-(3). Changes in Unrealized Gains (Losses) on Investments in Common Stock
The changes in unrealized gains (losses) on investments in common stock for the three months ended March 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the three months ended March 31, 2010
					Transferred to
	Beginning		Increase		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Unrealized gain on valuation of long-term Investment securities	~~W~~	1,301,359	~~W~~	(141,898)	~~W~~	—	~~W~~	1,159,461
Unrealized loss on valuation of long-term Investment securities		(12,520)		(36,778)		—		(49,298)

Sub-total		1,288,839		(178,676)		—		1,110,163
Less tax effect		(285,694)		37,531		—		(248,163)

Total	~~W~~	1,003,145	~~W~~	(141,145)	~~W~~	—	~~W~~	862,000

	For the three months ended March 31, 2009
					Transferred to
	Beginning		Increase		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Unrealized gain on valuation of long-term Investment securities	~~W~~	941,096	~~W~~	(106,292)	~~W~~	—	~~W~~	834,804
Unrealized loss on valuation of long-term Investment securities		(401,945)		(175,435)		—		(577,380)

Sub-total		539,151		(281,727)		—		257,424
Less tax effect		(125,881)		63,478		—		(62,403)

Total	~~W~~	413,270	~~W~~	(218,249)	~~W~~	—	~~W~~	195,021

4. EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
Equity securities accounted for using the equity method of accounting as of March 31, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	March 31, 2010							Carrying Amount
		Ownership
	Number	percentage	Acquisition		Net asset			March 31,		December
	of shares	(%)	cost		value			2010		31, 2009
SK Broadband Co., Ltd.	149,638,354	50.6	~~W~~	1,450,804	~~W~~	683,780		~~W~~	1,208,191	~~W~~	1,242,247
SK Communications Co., Ltd.	28,029,945	64.8		175,441		140,347			151,353		148,831
SK Telink Co., Ltd.	943,997	90.8		5,296		132,280			132,280		133,029
SK Marketing & Company Co., Ltd.	5,000,000	50.0		190,000		112,059			112,059		112,531
HanaSK Card Co., Ltd.	57,647,058	49.0		401,871		331,909	(Note a)		401,707		—
PS&Marketing Corporation	30,000,000	100.0		150,000		127,510			127,510		133,934
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		(2,241)			—		—
Paxnet Co., Ltd.	5,590,452	59.7		26,563		15,142			28,820		30,611
F&U Credit Information Co., Ltd.	300,000	50.0		2,410		3,935			4,385		4,481
TU Media Corp.	28,538,064	44.2		151,980		11,451			11,451		11,710
IHQ, Inc.	14,960,784	37.1		51,846		10,839			17,722		20,178
Ntreev Soft Co., Ltd.	2,064,970	63.7		33,196		7,564			7,564		7,708
Commerce Planet Co., Ltd.	29,396	100.0		8,251		360			360		139
Loen Entertainment, Inc.	16,054,812	63.5		57,874		42,600			42,804		40,234
Harex Info Tech, Inc.	225,000	21.2		3,375		62			62		62
SK Mobile	—	20.0		4,930		2,111			2,111		2,111
SKT Vietnam PTE Ltd.	180,476,700	73.3		191,273		24,705			24,705		26,264
Skytel Co., Ltd.	1,951,777	29.3		2,159		15,951			15,951		14,958
SK China Company Ltd.	94,960	29.7		6,159		5,004			3,919		3,919
SK Telecom China Co., Ltd.	—	100.0		7,340		9,443			9,443		9,443
TR Entertainment	—	42.2		10,953		2,317			7,157		7,560
ULand Company Ltd.	14,100,100	70.1		17,511		3,566			3,566		3,819
SKT Americas, Inc.	109	100.0		44,516		38,461	(Note b)		38,461		26,131
SK Telecom China Holding Co., Ltd.	—	100.0		34,251		29,025	(Note b)		29,025		23,396
SK USA, Inc.	49	49.0		3,184		5,498			5,498		5,498
Helio, Inc.	79,437	14.3		134		12			12		12
Korea IT Fund	190	63.3		190,000		220,115			220,115		220,957
1st Music Investment Fund of SK-PVC	1,385	69.3		6,925		4,695			4,695		4,695
2nd Music Investment Fund of SK-PVC	1,585	79.3		7,925		7,487			7,487		8,036
SK-KTB Music Investment Fund	14,850,000,000	74.2		14,850		13,967			13,967		13,538
Stonebridge Cinema Fund	120	45.6		12,000		8,180			8,180		8,255
Michigan Global Cinema Fund	40	36.4		4,000		3,585			3,585		3,651
3rd Fund of Isu Entertainment	25	31.3		2,500		1,635			1,635		1,635
SK Telecom Advanced Tech & Service Center	—	100.0		6,989		9,536			9,536		9,536
Cyworld China Holdings	10,500,000	53.8		10,272		(1,195)			—		—
Magic Tech Network Co., Ltd.	4,500	30.0		8,494		941			4,958		5,267
SK Telecom Global Investment B.V.	18,000	100.0		39,319		39,714			39,714		41,013
SKY Property Mgmt. Ltd.	22,980	60.0		283,368		260,692			260,692		264,850
Wave City Development Co. Ltd.	382,000	19.1		1,967		1,532			1,532		1,532

	March 31, 2010						Carrying Amount
		Ownership
	Number	percentage	Acquisition		Net asset				December
	of shares	(%)	cost		value		March 31, 2010		31, 2009
Prmaxsoftware Tech. Co., Ltd.	—	97.2		11,665	2,432			2,432		2,432
Benex Digital Cultural Contents Fund	50	19.9		5,000	4,694			4,694		4,912
Benex Focus Limited Partnership II	200	66.7		20,000	19,666			19,666		19,782
K-net Culture & Contents Venture Fund	118	59.0		11,800	10,982			10,982		11,157
Open Innovation Fund	200	98.5		20,000	19,905			19,905		19,938
UniSK	49	49.0		3,475	4,247			4,247		4,247
SK Beijing Industrial Development Co., Ltd.	19,843,800	100.0		23,709	18,009			18,009		18,009
Cyworld Japan	375,000	30.0		3,141	66			66		66
Cyworld Inc.	2,850,000	30.0		2,672	(3,747)			—		—
Daehan Kanggun BcN Co., Ltd.	1,461,486	29.0		7,307	7,262			7,262		7,272
SK Telecom Europe Limited	690,000	100.0		1,286		(Note c)		1,286		1,286

			~~W~~	3,730,981			~~W~~	3,050,761	~~W~~	2,680,872

(Note a)	The Company acquired 57,647,058 shares of HanaSK Card Co., Ltd. during the three months ended March 31, 2010. As a result, the Company holds 49.0% ownership in HanaSK Card Co., Ltd..

(Note b)	During the three months ended March 31, 2010, the Company made an additional investment of ~~W~~14,058 million and ~~W~~4,656 million in SKT Americas, Inc. and SK Telecom China Holdings Co., Ltd., respectively.

(Note c)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were stated at their acquisition cost instead of amount valued using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.
Details of the changes in investments in affiliates accounted for using the equity method for the three months ended March 31, 2010 and 2009 are as follows (In millions of Korean won):

		For the three months ended March 31, 2010
									Equity in
									other com-			Equity		Equity
							Equity in		prehen-			method in		method in				Other
		Beginning		Acquisi			earnings		sive	Capital		retained		capital		Dividend		increase		Ending
		balance		-tion			(losses)		income	Surplus		earnings		adjustments		received		(decrease)		balance
SK Broadband Co., Ltd.	(Note a)	~~W~~	1,242,247	~~W~~	—	~~W~~	(32,469)	~~W~~	(1,722)	~~W~~	—	~~W~~	—	~~W~~	135	~~W~~	—	~~W~~	—	~~W~~	1,208,191
SK Communications Co., Ltd.	(Note a)		148,831		—		2,367		(325)		(63)		—		543		—		—		151,353
SK Telink Co., Ltd.	(Notes a and c)		133,029		—		6,594		20		—		—		—		(7,363)		—		132,280
SK Marketing & Company Co., Ltd.	(Note a)		112,531		—		(425)		(47)		—		—		—		—		—		112,059
HanaSK Card Co., Ltd.	(Note a)		—		401,871		(164)		—		—		—		—		—		—		401,707
PS&Marketing Corporation	(Note a)		133,934		—		(6,424)		—		—		—		—		—		—		127,510
SK Wyverns Baseball Club Co., Ltd.	(Note b)		—		—		(221)		—		—		—		—				221		—
Paxnet Co., Ltd.	(Notes a and c		30,611		—		(712)		—		—		—		—		(1,079)		—		28,820
F&U Credit information Co., Ltd.	(Note b)		4,481		—		(96)		—		—		—		—		—		—		4,385
TU Media Corp.	(Note a)		11,710		—		(259)		—		—		—		—		—		—		11,451
IHQ, Inc.	(Note a)		20,178		—		(2,616)		160		—		—		—		—		—		17,722
Ntreev Soft Co., Ltd.	(Note b)		7,708		—		(90)		(54)		—		—		—		—		—		7,564
Commerce Planet Co., Ltd.	(Note b)		139		—		221		—		—		—		—		—		—		360
Loen Entertainment, Inc.	(Notes a and c		40,234		—		3,039		105		—		—		—		(574)				42,804
Harex Info Tech, Inc.	(Note b)		62		—						—		—		—		—		—		62
SK Mobile	(Note b)		2,111		—						—		—		—		—		—		2,111
SKT Vietnam PTE Ltd.	(Note a)		26,264		—		(621)		(938)		—		—		—		—		—		24,705
Skytel Co., Ltd.	(Note a)		14,958		—		794		199		—		—		—		—		—		15,951
SK China Company Ltd.	(Note b)		3,919		—		—		—		—		—		—		—		—		3,919
SK Telecom China Co., Ltd.	(Note b)		9,443		—		—		—		—		—		—		—		—		9,443
TR Entertainment	(Note b)		7,560		—		(403)		—		—		—		—		—		—		7,157
ULand Company Ltd.	(Note b)		3,819		—		(134)		(119)		—		—		—		—		—		3,566
SKT Americas, Inc.	(Note a)		26,131		14,058		(1,754)		26		—		—		—		—		—		38,461
SK Telecom China Holding Co., Ltd.	(Note a)		23,396		4,656		1,894		(921)		—		—		—		—		—		29,025
SK USA, Inc.	(Note b)		5,498		—		—		—		—		—		—		—		—		5,498
Helio, Inc.	(Note b)		12		—		—		—		—		—		—		—		—		12
Korea IT Fund	(Note a)		220,957		—		(842)		—		—		—		—		—		—		220,115
1st Music Investment Fund of SK-PVC	(Note b)		4,695		—		—		—		—		—		—		—		—		4,695
2nd Music Investment Fund of SK-PVC	(Note b)		8,036		—		(549)		—		—		—		—		—		—		7,487
SK-KTB Music Investment Fund	(Note a)		13,538		—		74		355		—		—		—		—		—		13,967
Stonebridge Cinema Fund	(Note b)		8,255		—		(75)		—		—		—		—		—		—		8,180
Michigan Global Cinema Fund	(Note b)		3,651		—		(66)		—		—		—		—		—		—		3,585
3rd Fund of Isu Entertainment	(Note b)		1,635		—		—		—		—		—		—		—		—		1,635
SK Telecom Advanced Tech & Service Center	(Note b)		9,536		—		—		—		—		—		—		—		—		9,536
Cyworld China Holdings	(Note b)		—		—		(11)		11		—		—		—		—		—		—
Magic Tech Network Co., Ltd.	(Note b)		5,267		—		(309)		—		—		—		—		—		—		4,958
SK Telecom Global Investment B.V.	(Note a)		41,013		—		(7)		(1,292)		—		—		—		—		—		39,714
SKY Property Mgmt. Ltd.	(Note a)		264,850		—		478		(4,636)		—		—		—		—		—		260,692
Wave City Development Co. Ltd.	(Note b)		1,532		—		—		—		—		—		—		—		—		1,532
Prmaxsoftware Tech. Co., Ltd.	(Note b)		2,432		—		—		—		—		—		—		—		—		2,432
Benex Digital Cultural Contents Fund	(Note b)		4,912		—		(218)		—		—		—		—		—		—		4,694
Benex Focus Limited Partnership II	(Note a)		19,782		—		(116)		—		—		—		—		—		—		19,666
K-net Culture & Contents Venture Fund	(Note a)		11,157		—		(175)		—		—		—		—		—		—		10,982
Open Innovation Fund	(Note a)		19,938		—		(33)		—		—		—		—		—		—		19,905
UniSK	(Note b)		4,247		—		—		—		—		—		—		—		—		4,247

		For the three months ended March 31, 2010
								Equity in
								other com-				Equity		Equity
						Equity in		prehen-				method in		method in				Other
		Beginning		Acquisi		earnings		sive		Capital		retained		capital		Dividend		increase		Ending
		balance		-tion		(losses)		income		surplus		earnings		adjustments		received		(decrease)		Balance
SK Beijing Industrial Development Co., Limited	(Note b)	~~W~~	18,009	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,009
Cyworld Japan	(Note b)		66		—		—		—		—		—		—		—		—		66
Daehan Kanggun BcN Co., Ltd.	(Note b)		7,272		—		(10)		—		—		—		—		—		—		7,262
SK Telecom Europe Limited			1,286		—		—		—		—		—		—		—		—		1,286

Total		~~W~~	2,680,872	~~W~~	420,585	~~W~~	(33,338)	~~W~~	(9,178)	~~W~~	(63)	~~W~~	—	~~W~~	678	~~W~~	(9,016)	~~W~~	221	~~W~~	3,050,761

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the three months ended March 31, 2010. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:
i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2009 as information as of March 31, 2010 was not available and the expected change in the Company’s portion of stockholders’ equity of the investee for the three months ended March 31, 2010 was immaterial.

(Note c)	The Company received dividends from SK Telink Co., Ltd., Paxnet Co., Ltd. and Loen Entertainment, Inc., and the corresponding amount was deducted from the carrying amount of equity securities accounted for using the equity method.

		For the three months ended March 31, 2009
								Equity in
								other com-				Equity		Equity
							Equity in	prehen-				method in		method in				Other
		Beginning					earnings	sive		Capital		retained		capital		Dividend		increase		Ending
		balance		Acquisi-tion			(losses)	income		surplus		earnings		adjustments		received		(decrease)		balance
SK Broadband Co., Ltd.	(Note a)	~~W~~	1,146,736	~~W~~	—	~~W~~	(8,771)	~~W~~	(7,220)	~~W~~	—	~~W~~	(56,043)	~~W~~	(5,006)	~~W~~	—	~~W~~	—	~~W~~	1,069,696
SK Communications Co., Ltd.	(Note a)		147,392		—		(4,725)		(18,463)		1,794		—		17,850		—		—		143,848
SK Telink Co., Ltd.	(Notes a and c)		112,358		—		3,494		287		—		—		—		(6,325)		—		109,814
SK Marketing & Company Co., Ltd.	(Note a)		101,345		—		3,332		(4,298)		—		—		—		—		—		100,379
SK Wyverns Baseball Club Co., Ltd.	(Note b)		—		—		(1)		—		—		—		—		—		—		—
Paxnet Co., Ltd.	(Notes a and c)		30,086		—		48		(281)		—		—		281		(492)		—		29,642
F&U Credit information Co., Ltd.	(Note b)		4,244		—		(87)		—		—		—		—		—		—		4,157
TU Media Corp.	(Note a)		14,847		—		(1,563)		36		(36)		—		—		—		—		13,284
Aircross Co., Ltd.	(Note d)		7,289		—		—		—		—		—		—		—		(7,289)		—
IHQ, Inc.	(Note a)		26,957		—		(3,382)		(5,056)		—		—		5,970		—		—		24,489
Ntreev Soft Co., Ltd.	(Note a)		9,575		—		(285)		(7)		—		—		49		—		—		9,332
Commerce Planet Co., Ltd.	(Note b)		1,535		—		(428)		—		—		—		—		—		—		1,107
Loen Entertainment, Inc.	(Note a)		35,895		—		(347)		2,945		—		—		(322)		—		—		38,171
Harex Info Tech, Inc.	(Note b)		598		—		(90)		—		—		—		—		—		—		508
SK Mobile	(Note b)		2,111		—		—		—		—		—		—		—		—		2,111
SKT Vietnam PTE Ltd.	(Note a)		112,160		—		(9,937)		10,399		—		—		—		—		—		112,622
Skytel Co., Ltd.	(Note a)		12,381		—		2,842		(582)		—		—		—		—		—		14,641
SK China Company Ltd.	(Note b)		3,657		—		(176)		(11)		—		—		—		—		—		3,470
SK Telecom China Co., Ltd.	(Note b)		7,157		—		5		3,096		—		—		—		—		—		10,258
TR Entertainment	(Note a)		9,626		—		(623)		267		—		—		—		—		—		9,270
ULand Company Ltd.	(Note a)		5,401		—		(594)		454		—		—		—		—		—		5,261
Virgin mobile USA, Inc.	(Note b)		62,096		—		(6,112)		(5,982)		—		—		—		—		—		50,002
SKT Americas, Inc.	(Note a)		36,126		—		(4,473)		2,173		—		—		—		—		—		33,826
SK Telecom China Holding Co., Ltd.	(Note a)		30,780		—		(2,605)		2,478		—		—		—		—		—		30,653
SK USA, Inc.	(Note b)		5,041		—		182		26		—		—		—		—		—		5,249
Helio, Inc.	(Note b)		116		—		—		(26)		—		—		26		—		—		116
Korea IT Fund	(Note a)		210,725		—		1,029		—		—		—		—		—		—		211,754
1st Music Investment Fund of SK-PVC	(Note b)		5,688		—		(1,181)		153		—		—		—		—		—		4,660
2nd Music Investment Fund of SK-PVC	(Note b)		8,441		—		(547)		—		—		—		—		—		—		7,894
SK-KTB Music Investment Fund	(Note a)		13,954		—		76		(72)		—		—		1		—		—		13,959
Stonebridge Cinema Fund	(Note a)		8,435		—		(209)		—		—		—		—		—		—		8,226
Michigan Global Cinema Fund	(Note b)		3,577		—		—		—		—		—		—		—		—		3,577
3rd Fund of Isu Entertainment	(Note b)		1,568		—		—		—		—		—		—		—		—		1,568
SK Telecom Advanced Tech & Service Center	(Note b)		10,053		—		(194)		(31)		—		—		—		—		—		9,828
Cyworld China Holdings	(Note b)		2,117		—		178		(193)		—		—		(928)		—		—		1,174
Magic Tech Network	(Note b)		7,725		—		(309)		—		—		—		—		—		—		7,416
SK Telecom Global Investment B.V.	(Note a)		31,866		7,030		(16)		2,540		—		—		—		—		—		41,420
SKY Property Mgmt. Ltd.	(Note a)		287,405		—		(1,167)		33,786		—		—		—		—		—		320,024
Wave City Development Co. Ltd.	(Note b)		1,908		—		—		—		—		—		—		—		—		1,908
Prmaxsoftware Tech. Co., Ltd.	(Note b)		7,127		—		(173)		—		—		—		—		—		—		6,954
Benex Digital Cultural Contents Fund	(Note b)		5,068		—		—		—		—		—		—		—		—		5,068
Benex Focus Limited Partnership II	(Note a)		20,089		—		4		—		—		—		—		—		—		20,093
K-net Culture & Contents Venture Fund	(Note b)		5,856		—		—		—		—		—		—		—		—		5,856
Open Innovation Fund	(Note a)		20,044		—		5		—		—		—		—		—		—		20,049

Total		~~W~~	2,577,155	~~W~~	7,030	~~W~~	(36,800)	~~W~~	16,418	~~W~~	1,758	~~W~~	(56,043)	~~W~~	17,921	~~W~~	(6,817)	~~W~~	(7,289)	~~W~~	2,513,334

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the three months ended March 31, 2009. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:
iv)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

v)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

vi)	performed an analytical review on the unaudited and unreviewed financial statements
(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2008 as information as of March 31, 2009 was not available and the expected change in the Company’s portion of stockholders’ equity of the investee for the three months ended March 31, 2009 was immaterial.

(Note c)	The Company received dividends from SK Telink Co., Ltd. and Paxnet Co., Ltd., and the corresponding amount was deducted from the carrying amount of equity securities accounted for using the equity method.

(Note d)	Other decrease in investments in Aircross Co., Ltd. represents the collection of the Company’s investment which resulted from the full liquidation of Aircross Co., Ltd.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the three months ended March 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the three months ended March 31, 2010
	Beginning		Increase/				Ending
	balance		(Decrease)		Amortization		balance
SK Broadband Co., Ltd.	~~W~~	534,955	~~W~~	—	~~W~~	(10,544)	~~W~~	524,411
SK Communications Co., Ltd.		11,229		—		(223)		11,006
HanaSK Card Co., Ltd.		—		70,085		(287)		69,798
Paxnet Co., Ltd.		13,946		—		(268)		13,678
F&U Credit information Co., Ltd.		461		—		(10)		451
IHQ, Inc.		8,260		—		(1,377)		6,883
Loen Entertainment, Inc.		408		—		(204)		204
TR Entertainment		5,243		—		(403)		4,840
Magic Tech Network Co., Ltd.		4,326		—		(309)		4,017
Daehan Kanggun BcN Co., Ltd.		—		9		(9)		—

Total	~~W~~	578,828	~~W~~	70,094	~~W~~	(13,634)	~~W~~	635,288

	For the three months ended March 31, 2009
	Beginning		Increase/				Ending
	balance		(Decrease)		Amortization		balance
SK Broadband Co., Ltd.	~~W~~	534,051	~~W~~	—	~~W~~	4,531	~~W~~	538,582
SK Communications Co., Ltd.		12,122		—		(223)		11,899
Paxnet Co., Ltd.		15,018		—		(267)		14,751
F&U Credit information Co., Ltd.		503		—		(11)		492
IHQ, Inc.		13,767		—		(1,377)		12,390
Ntreev Soft Co., Ltd.		595		—		(149)		446
Loen Entertainment, Inc.		1,223		—		(204)		1,019
Harex Info Tech, Inc.		351		—		(88)		263
Skytel Co., Ltd.		(1,387)		—		1,387		—
SK China Company Ltd.		106		—		(106)		—
TR Entertainment		6,856		—		(403)		6,453
Virgin mobile USA, Inc.		125,930		—		(6,628)		119,302
Magic Tech Network Co., Ltd.		5,562		—		(308)		5,254
Prmaxsoftware Tech. Co., Ltd.		691		—		(173)		518

Total	~~W~~	715,388	~~W~~	—	~~W~~	(4,019)	~~W~~	711,369

Details of changes in unrealized inter-company gains incurred from sales of assets for the three months ended March 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the three months ended March 31, 2010
	Beginning						Ending
	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	128	~~W~~	—	~~W~~	(128)	~~W~~	—
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	1,214	~~W~~	—	~~W~~	(128)	~~W~~	1,086

	For the three months ended March 31, 2009
	Beginning						Ending
	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	269	~~W~~	—	~~W~~	(35)	~~W~~	234
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	1,355	~~W~~	—	~~W~~	(35)	~~W~~	1,320

Details of market price of the equity securities accounted for using the equity method as of March 31, 2010 are as follows (In millions of Korean won, except for market price per share):

	Market price		Number of
	per share		shares owned by
	(In Korean won)		the Company	Market price
SK Broadband Co., Ltd.	~~W~~	5,360	149,638,354	~~W~~	802,062
SK Communications Co., Ltd.		12,500	28,029,945		350,374
IHQ, Inc.		1,080	14,960,784		16,158
Loen Entertainment, Inc.		5,740	16,054,812		92,155

The condensed financial information of the investees as of and for the three months ended March 31, 2010 is as follows (In millions of Korean won):

	Total		Total					Net
	assets		liabilities		Revenue			income (loss)
SK Broadband Co., Ltd.	~~W~~	2,976,757	~~W~~	1,624,357	~~W~~	493,019	~~W~~	(44,322)
SK Communications Co., Ltd.		303,078		86,563		51,815		2,015
SK Telink Co., Ltd.		229,325		83,591		77,041		9,536
SK Marketing & Company Co., Ltd.		592,261		368,142		78,370		5,490
HanaSK Card Co., Ltd.		2,235,805		1,558,440		107,717		(13,250)
PS&Marketing Corporation		227,413		99,948		122,884		(6,335)
Paxnet Co., Ltd.		42,174		16,827		8,969		(795)
TU Media Corp.		258,114		232,180		31,309		(811)
IHQ, Inc.		46,070		16,848		10,271		(1,535)
Loen Entertainment, Inc.		109,762		42,653		33,243		5,888
SKT Vietnam PTE Ltd.		53,305		19,611		57		(595)
Skytel Co., Ltd.		62,180		7,821		8,555		2,707
SKT Americas, Inc		39,907		1,445		3,263		(928)
SK Telecom China Holdings Co., Ltd.		39,305		10,279		5,206		504
Korea IT Fund		347,551		—		—		642
SKT-KTB Music Investment Fund		18,856		28		129		101
SK Telecom Global Investment B.V.		39,775		61		25		(7)
SKY Property Mgmt. Ltd.		541,031		106,544		9,328		1,029
2nd Benex Focus investment Fund		29,499		—		111		(174)
K-net Culture & Contents Venture Fund		18,614		—		18		(295)
Open Innovation Fund		20,203		—		156		(35)
5.	LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of March 31, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	March 31, 2010						December 31,
	Short-term		Long-term		Total		2009
Loans to employees’ stock ownership	~~W~~	12,179	~~W~~	42,132	~~W~~	54,311	~~W~~	58,198
Association (Note)
Loans to employees for housing and other		27		4		31		45

Total	~~W~~	12,206	~~W~~	42,136	~~W~~	54,342	~~W~~	58,243

(Note)	The Company loaned the amount above to Employees’ Stock Ownership Association to help fund employees’ acquisition of the Company’s treasury stocks. The loan will be repaid over a period of five years, beginning on the second anniversary of each loan date and will expire on December 25, 2014.

6.	PROPERTY AND EQUIPMENT
Property and equipment as of March 31, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	Useful lives
	(years)	March 31, 2010		December 31, 2009
Land	—	~~W~~	410,074	~~W~~	416,732
Buildings and structures	30,15		1,575,343		1,577,119
Machinery	6		13,517,119		14,236,456
Vehicles	4		53,307		54,189
Other	4		1,027,715		1,004,183
Construction in progress	—		351,772		336,835

			16,935,330		17,625,514
Less: accumulated depreciation			(12,058,149)		(12,428,993)

Property and equipment, net		~~W~~	4,877,181	~~W~~	5,196,521

Details of changes in property and equipment for the three months ended March 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the three months ended March 31, 2010
	Beginning									Ending
	balance		Acquisition		Disposal	Transfer		Depreciation		balance
Land	~~W~~	416,732	~~W~~	—	(~~W~~ 6,658)	~~W~~	—	~~W~~	—	~~W~~	410,074
Buildings and structures		1,011,127		83	(1,022)		—		(17,726)		992,462
Machinery		3,101,103		839	(2,337)		5,672		(320,152)		2,785,125
Vehicles		34,250		—	(73)		—		(987)		33,190
Other		296,475		52,837	(491)		(23,505)		(20,758)		304,558
Construction in progress		336,834		26,086	(58)		(11,090)		—		351,772

Total	~~W~~	5,196,521	~~W~~	79,845	(~~W~~ 10,639)		(~~W~~ 28,923)		(~~W~~ 359,623)	~~W~~	4,877,181

	For the three months ended March 31, 2009
	Beginning									Ending
	balance		Acquisition		Disposal	Transfer		Depreciation		balance
Land	~~W~~	447,088	~~W~~	22	(~~W~~ 70)	~~W~~	405	~~W~~	—	~~W~~	447,445
Buildings and structures		1,012,226		173	—		151		(14,119)		998,431
Machinery		2,594,086		1,207	(40)		262,848		(277,499)		2,580,602
Vehicles		2,035		43	(19)		—		(279)		1,780
Other		361,205		287,913	(329)		(242,541)		(22,621)		383,627
Construction in progress		281,574		49,302	—		(52,777)		—		278,099

Total	~~W~~	4,698,214	~~W~~	338,660	(~~W~~ 458)		(~~W~~ 31,914)		(~~W~~ 314,518)	~~W~~	4,689,984

7.	INTANGIBLE ASSETS
Intangible assets as of March 31, 2010 and December 31, 2009 are as follows (In millions of Korean won):

	March 31, 2010						December 31, 2009
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		Cost		amortization		amounts
Goodwill	~~W~~	2,339,631	~~W~~	(1,063,579)	~~W~~	1,276,052	~~W~~	2,339,630	~~W~~	(1,031,208)	~~W~~	1,308,422
Frequency use rights		1,385,120		(687,014)		698,106		1,385,120		(657,880)		727,240
Software development costs		152,514		(141,618)		10,896		152,514		(139,986)		12,528
Computer software		1,377,734		(852,225)		525,509		1,345,927		(783,653)		562,274
Other		147,497		(94,692)		52,805		147,139		(91,667)		55,472

	~~W~~	5,402,496	~~W~~	(2,839,128)	~~W~~	2,563,368	~~W~~	5,370,330	~~W~~	(2,704,394)	~~W~~	2,665,936

Details of changes in intangible assets for the three months ended March 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the three months ended March 31, 2010
	Beginning
	balance		Increase		Decrease		Transfer		Amortization		Ending balance
Goodwill	~~W~~	1,308,422	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(32,370)	~~W~~	1,276,052
Frequency use rights		727,240		—		—		—		(29,134)		698,106
Software development costs		12,528		—		—		—		(1,632)		10,896
Computer software		562,274		820		(5)		31,018		(68,598)		525,509
Other		55,472		361		—		—		(3,028)		52,805

	~~W~~	2,665,936	~~W~~	1,181	~~W~~	(5)	~~W~~	31,018	~~W~~	(134,762)	~~W~~	2,563,368

	For the three months ended March 31, 2009
	Beginning
	balance		Increase		Decrease		Transfer		Amortization		Ending balance
Goodwill	~~W~~	1,439,366	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(32,470)	~~W~~	1,406,896
Frequency use rights		843,771		—		—		—		(29,133)		814,638
Software development costs		13,489		—		—		—		(1,144)		12,345
Computer software		588,254		39		—		31,984		(52,894)		567,383
Other		56,712		961		(7)		51		(2,549)		55,168

	~~W~~	2,941,592	~~W~~	1,000	~~W~~	(7)	~~W~~	32,035	~~W~~	(118,190)	~~W~~	2,856,430

The book value as of March 31, 2010 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives
Goodwill	~~W~~	1,274,071	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	10 years
IMT license		653,133	Frequency use rights relating to W-CDMA Service	(Note a)
WiBro license		40,543	WiBro Service	(Note b)
DMB license		4,431	DMB Service	6 years and 3 months

(Note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(Note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.

8. BONDS PAYABLE
Bonds payable as of March 31, 2010 and December 31, 2009 are as follows (In millions of Korean won and thousands of Foreign Currency):

	Maturity	Annual interest	March		December
	year	rate (%)	31, 2010		31, 2009
Domestic general bonds	2010	4.0	~~W~~	—	~~W~~	140,000
″	2010	6.77		50,000		50,000
″	2011	3.0		200,000		200,000
″	2013	4.0		200,000		200,000
″	2013	6.92		250,000		250,000
″	2014	5.0		200,000		200,000
″	2015	5.0		200,000		200,000
″	2016	5.0		200,000		200,000
″	2016	5.54		40,000		40,000
″	2016	5.92		230,000		230,000
″	2018	5.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		339,240		350,280
Dollar denominated bonds (US$400,000)	2027	6.63		452,320		467,040
Yen denominated bonds (JPY 12,500,000)	2012	3-month Euro Yen LIBOR rate +0.55 (Note a)		152,210		157,852
Yen denominated bonds (JPY 5,000,000)	2012	3-month Euro Yen TIBOR rate +2.5 (Note b)		60,884		63,141
Yen denominated bonds (JPY 3,000,000)	2012	3-month Euro Yen LIBOR rate +2.5 (Note a)		36,531		37,885
Convertible bonds (US$332,528)	2014	1.75		437,673		437,673
Floating rate notes (US$150,000,000)	2010	3-month LIBOR rate +3.05 (Note c)		169,620		175,140
Floating rate notes (US$220,000,000)	2012	3-month LIBOR rate +3.15 (Note c)		248,776		256,872

Total				3,667,254		3,855,883
Less discounts on bonds				(57,433)		(61,227)
Less conversion right adjustments				(77,066)		(81,235)

Net				3,532,755		3,713,421
Less portion due within one year				(219,131)		(364,205)

Long-term portion			~~W~~	3,313,624	~~W~~	3,349,216

(Note a)	The 3-months Euro Yen LIBOR rate as of March 31, 2010 is 0.24%.

(Note b)	The 3-months Euro Yen TIBOR rate as of March 31, 2010 is 0.43%.

(Note c)	The 3-months LIBOR rate as of March 31, 2010 is 0.29%.
All of the above bonds will be paid in full at maturity.

On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with an initial conversion price of ~~W~~221,370 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares to be converted as of March 31, 2010 is 2,078,055 shares.
Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.
During the three months ended March 31, 2010, no conversion was made.
9. LONG-TERM BORROWINGS
Long-term borrowings as of March 31, 2010 and December 31, 2009 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest	March 31,		December 31,
	Lender	maturity year	rate (%) (Note)	2010		2009
Long-term floating rate discount bill	Shinhan Bank	June 29, 2011	91 days CD yield + 0.25%	~~W~~	200,000	~~W~~	200,000
Long-term floating rate borrowings	KDB	July 28, 2011	91 days CD yield + 1.02%	~~W~~	100,000	~~W~~	100,000
″	Citibank	July 29, 2011	91 days CD yield + 1.20%	~~W~~	100,000	~~W~~	100,000
″	Nonghyup	July 30, 2011	91 days CD yield + 1.30%	~~W~~	100,000	~~W~~	100,000
″	Hana Bank	July 31, 2011	91 days CD yield + 1.50%	~~W~~	150,000	~~W~~	150,000
″	Nonghyup	August 12, 2011	91 days CD yield + 1.50%	~~W~~	50,000	~~W~~	50,000
″	Calyon Bank	October 10, 2013	6M LIBOR + 0.29%	US$	50,000	US$	50,000
″	DBS Bank	October 10, 2013	6M LIBOR + 0.29%	US$	25,000	US$	25,000
″	SMBC	October 10, 2013	6M LIBOR + 0.29%	US$	25,000	US$	25,000

				~~W~~	700,000	~~W~~	700,000
Total				US$	100,000	US$	100,000

Equivalent in Korean won				~~W~~	813,080	~~W~~	816,760
Less current portion					—		—

Long-term borrowings				~~W~~	813,080	~~W~~	816,760

(Note) At March 31, 2010, the 91 days CD yield and the 6M LIBOR rate are 2.78% and 0.44%, respectively.

10. CAPITAL STOCK AND CAPITAL SURPLUS
The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of March 31, 2010 and December 31, 2009 are as follows:

	March 31, 2010	December 31, 2009
Authorized shares	220,000,000	220,000,000
Issued shares	80,745,711	80,745,711
Outstanding shares, net of treasury stock	72,344,999	72,344,999
The capital stock and capital surplus for the three months ended March 31, 2010 and for the year ended December 31, 2009 are as follows (In millions of Korean won except for share data):

	Number of shares
	issued (Note)	Capital stock		Capital surplus
At December 31, 2009	80,745,711	~~W~~	44,639	~~W~~	2,915,887

At March 31, 2010	80,745,711	~~W~~	44,639	~~W~~	2,915,887

(Note)	During the year ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, and reduced retained earnings before appropriations in accordance with Korean Commercial Laws. As a result, the total par value of outstanding capital stock does not agree to the capital balance of capital stock. In addition, there are no changes in capital stock for the three months ended March 31, 2010 and the year ended December 31, 2009.

11. INCOME TAX
a.	Details of income tax expense

Income tax expense for the three months ended March 31, 2010 and 2009 consists of the following (In millions of Korean won):

	2010		2009
Current	~~W~~	157,739	~~W~~	127,602
Changes in net deferred tax liabilities (Note a)		(70,541)		(21,054)

Income tax expense	~~W~~	87,198	~~W~~	106,548

(Note a)	Changes in net deferred tax liabilities for the three months ended March 31, 2010 and 2009 are as follows (In millions of Korean won):

	2010		2009
Ending balance of net deferred tax liabilities	~~W~~	(98,508)	~~W~~	171,678
Beginning balance of net deferred tax liabilities		(16,033)		(257,939)
Adjustment to the beginning net deferred tax liabilities based on tax return filed		18,479		5,319
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		25,521		59,888

	~~W~~	(70,541)	~~W~~	(21,054)

b.	An explanation of the relationship between income tax expense and accounting income before income tax expense for the three months ended March 31, 2010 and 2009 are as follows (In millions of Korean won):

	2010		2009
Income before income tax expense	~~W~~	408,953	~~W~~	423,296
Income tax expense at statutory income tax rate (12.1% of taxable income less than ~~W~~200 million and 24.2% of taxable income exceeding ~~W~~200 million)		98,942		102,413
Differences (Note a)		(11,744)		4,135

Income tax expense	~~W~~	87,198	~~W~~	106,548

Effective tax rates		21.32%		25.17%

(Note a)	The details of the differences between income tax computed using the statutory corporate income tax rates and the recorded income tax for the three months ended March 31, 2010 and 2009 are as follows (In millions of Korean won):

	2010		2009
Permanent difference	~~W~~	4,423	~~W~~	5,058
Changes in deferred income tax assets (liabilities) recognized related to equity method investment securities		882		10,027
Tax credit for investment		(11,956)		(12,744)
Other tax credits		(1,145)		(107)
Sur tax on exempted income		2,401		2,549
Additional income tax and tax refund for prior periods		5,210		(6,456)
Other		(11,559)		5,808

	~~W~~	11,744)	~~W~~	4,135

12. COMPREHENSIVE INCOME
Details of comprehensive income for the three months ended March 31, 2010 and 2009 are as follows (In millions of Korean won):

	2010				2009
	Profit and loss effect		Tax effect		Profit and loss effect		Tax effect

Net income	~~W~~	321,755			~~W~~	316,748
Other comprehensive income (loss):
Unrealized loss on valuation of long-term investment securities, net		(141,145)	~~W~~	37,531		(218,249)	~~W~~	63,479
Equity in other comprehensive income of affiliates, net		(8,717)		461		6,976		(9,441)
Loss on valuation of currency swap, net		(1,373)		213		(21,381)		6,031
Gain (loss) on valuation of interest rate swap, net		(1,954)		582		1,664		(469)

Sub-total		(153,189)	~~W~~	38,787		(230,990)	~~W~~	59,600

Comprehensive income	~~W~~	168,566			~~W~~	85,758

13. NET INCOME PER SHARE
The Company’s net income per share amounts for the three months ended March 31, 2010 and 2009, and for the year ended December 31, 2009 are computed as follows (In millions of Korean won, except for per share income per share):
Net income per share

	For the three months ended				For the year ended
	March 31,		March 31,		December 31,
	2010		2009		2009
Net income	~~W~~	321,755	~~W~~	316,748	~~W~~	1,288,340
Weighted average number of common shares outstanding		72,344,999		72,352,141		72,346,763

Net income per share (In Korean won)	~~W~~	4,448	~~W~~	4,378	~~W~~	17,808

The weighted average numbers of common shares outstanding for the three months ended March 31, 2010 and 2009 are calculated as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended March 31, 2010
Outstanding common stocks at January 1, 2010	80,745,711	90/90	80,745,711
Treasury stocks at January 1, 2010	(8,400,712)	90/90	(8,400,712)

Total	72,344,999		72,344,999

For the three months ended March 31, 2009
Outstanding common stocks at January 1, 2009	81,193,711	90 / 90	81,193,711
Treasury stocks at January 1, 2009	(8,707,696)	90 / 90	(8,707,696)

Acquisition of treasury stock	(141,012)	(Note a)	(133,874)

Total	72,345,003		72,352,141

(Note a)	The Company acquired treasury stocks on many different dates, and weighted number of shares was calculated considering each transaction date.

Diluted net income per share amounts for the three months ended March 31, 2010 and 2009, and for the year ended December 31, 2009 are computed as follows (In millions of Korean won, except for share data):
Diluted net income per share

					For the year
	For the three months ended				ended
	March 31,		March 31,		December 31,
	2010		2009		2009
Adjusted net income	~~W~~	326,625	~~W~~	319,562	~~W~~	1,308,824
Adjusted weighted average number of common shares outstanding		74,423,054		73,723,948		74,367,734

Diluted net income per share (In Korean won)	~~W~~	4,389	~~W~~	4,335	~~W~~	17,599

Adjusted net income per share and the adjusted weighted average number of common shares outstanding for the three months ended March 31, 2010 and 2009, and for the year ended December 31, 2009 are calculated as follows (In millions of Korean won, except for share data):

					For the year
	For the three months ended				ended
	March 31,		March 31,		December 31,
	2010		2009		2009
Net income	~~W~~	321,755	~~W~~	316,748	~~W~~	1,288,340
Effect of convertible bonds (Note a)		4,870		2,814		20,484

Adjusted net income	~~W~~	326,625	~~W~~	319,562	~~W~~	1,308,824

Weighted average number of common shares outstanding		72,344,999		72,352,141		72,346,763
Effect of convertible bonds (Note a)		2,078,055		1,371,807		2,020,971

Adjusted weighted average number of common shares outstanding		74,423,054		73,723,948		74,367,734

(Note a)	The effect of convertible bonds increased net income related to interest expenses that would not have incurred, and increased the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds were made at the beginning of the period.
14. RESTRICTED CASH AND CASH EQUIVALENTS
As of March 31, 2010, the Company has guarantee deposits restricted for checking accounts totaling ~~W~~19 million and deposits restricted for a charitable trust for small businesses in cooperation with SK Group amounting to ~~W~~50,000 million of which due date is June 2, 2010 and for the public amounting to ~~W~~6,500 million of which due date is May 4, 2011.

15. RELATED PARTY TRANSACTIONS
As of March 31, 2010 and December 31, 2009, the parent company and subsidiaries of the Company are as follows:
a. Holding company and subsidiaries

		Ownership
Type	Company	percentage (%)	Types of business
Ultimate parent company	SK C&C Co., Ltd.	31.8 (Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd.	23.2 (Note b)	Holding company
Subsidiary	SK Broadband Co., Ltd.	50.6	Internet website services and telecommunication service
″	SK Communications Co., Ltd.	64.8	Internet website services
″	SK Telink Co., Ltd.	90.8	Telecommunication service
″	PS&Marketing Corporation	100.0	Retail
″	PAXNet Co., Ltd.	59.7	Internet website services
″	F&U Credit Information Co., Ltd.	50.0	Credit and collection services
″	TU Media Corp.	44.2	Digital multimedia broadcasting service
″	IHQ, Inc.	37.1	Entertainment management
″	Ntreev Soft Co., Ltd.	63.7	Game software production
″	Commerce Planet Co., Ltd.	100.0	Cosmetic wholesale
″	Loen Entertainment, Inc.	63.5	Release of music disc
″	SKT Vietnam PTE Ltd.	73.3	Telecommunication service
″	SKT Americas, Inc.	100.0	Telecommunication service
″	SK Telecom China Holdings	100.0	Equity investment (Holding company)
″	SK-KTB Music Investment Fund	74.2	Investment association
″	Stonebridge Cinema Fund	45.6	Investment association
″	SK Telecom Global Investment B.V.	100.0	Equity investment
″	SKY Property Mgmt. Ltd.	60.0	Equity investment
″	Benex Digital Cultural Contents Fund	19.9	Investment association
″	2nd Benex Focus Investment Fund	66.7	Investment association
″	K-net Culture & Contents Venture Fund	59.0	Investment association
″	Open Innovation Fund	98.5	Investment association
″	SK I-Media Co., Ltd.	100.0 (Note c)	Game software production
″	Broadband media Co., Ltd.	100.0 (Note c)	Multimedia TV portal service
″	Broadband CS Co., Ltd.	100.0 (Note c)	Customer Q&A and Service
″	Benex Movie Investment Fund	46.6 (Note c)	Investment association
″	Shenzhen E-eye High Tech Co., Ltd.	65.5 (Note c)	GPS manufacturing and selling

(Note a)	The ownership percentage represents ultimate parent Company’s ownership over the parent company

(Note b)	The ownership percentage represents parent company’s ownership over the Company.

(Note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

b. Transactions and balances with related parties
Significant related party transactions for the three months ended March 31, 2010 and 2009, and account balances as of March 31, 2010 and December 31, 2009 are as follows (In millions of Korean won):
b-(1) Transactions

	For three months ended March 31, 2010						For three months ended March 31, 2009
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		other expenses		other income
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	6,157	~~W~~	58,791	~~W~~	3,309	~~W~~	6,303	~~W~~	59,983	~~W~~	1,579

Parent Company:
SK Holdings Co., Ltd.		—		5,902		95		—		5,778		55

Subsidiaries:
SK Broadband Co., Ltd.		—		28,617		16,283		—		7,665		13,757
SK Communications Co., Ltd.		—		2,864		2,754		—		5,730		1,856
SK Telink Co., Ltd.		—		4,081		10,407		—		3,701		6,199
PS&Marketing Corporation		—		81,264		519		—		—		—
F&U Credit Information Co., Ltd.		—		8,334		541		—		10,905		328
TU Media Corp.		—		23,619		6,736		—		14,708		8,918
Commerce Planet Co., Ltd.		1,186		23,470		1,488		—		15,491		201
Loen Entertainment, Inc		—		7,598		1,066		—		6,951		1,063
SKT Americas, Inc.		—		4,000		—		—		6,583		—
SK Telecom China Holdings		—		6,999		—		—		8,315		—
Others		—		5,500		427		—		4,843		190

Equity Method Investees:
SK Marketing & Company Co., Ltd.		—		24,217		1,510		—		33,481		1,126
SK Wyverns Baseball Club Co., Ltd.		—		6,500		23		—		7,214		—
Others		—		2,422		1		—		2,980		196

Others :
SK Energy Co., Ltd.		—		219		747		—		315		523
SK Engineering & Construction Co., Ltd.		—		—		3,361		19,024		2,516		468
SK Networks Co., Ltd.		17		120,608		3,722		99		170,348		5,111
SK Networks Service Co., Ltd.		—		2,511		65		—		5,718		—
SK Telesys Co., Ltd.		18,397		214		556		13,450		335		57
Innoace Co., Ltd.		—		—		—		324		1,199		53
MRO Korea Co., Ltd.		1,475		623		13		—		—		—
Others		—		3,971		1,327		1,444		3,821		781

Total	~~W~~	27,232	~~W~~	422,324	~~W~~	54,950	~~W~~	40,644	~~W~~	378,580	~~W~~	42,461

b-(2) Account balances

	As of March 31, 2010
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	1,523		—	~~W~~	—	~~W~~	—	~~W~~	40,202	~~W~~	197

Parent Company:
SK Holdings Co., Ltd.		39		—		—		—		2,062		—

Subsidiaries:
SK Broadband Co., Ltd.		912		—		—		1,216		7,945		36,121
SK Communications Co., Ltd.		2,168		—		—		—		2,798		5,524
SK Telink Co., Ltd.		2,316		—		—		—		1,266		1,023
PS&Marketing Corporation		388		—		—		—		37,934		5,877
F&U Credit Information Co., Ltd.		42		—		—		—		3,338		—
TU Media Corp.		3,568		—		—		—		8,838		2,417
IHQ, Inc.		290		—		—		—		1,143		—
Ntreev Soft Co., Ltd.		4,162		—		—		—		55		—
Commerce Planet Co., Ltd.		8,434		—		—		—		13,737		—
Loen Entertainment, Inc.		568		—		—		—		3,252		—
SKT Vietnam PTE Ltd.		4,205		—		—		—		—		—
SK Telecom China Holdings		—		—		—		—		6,999		—
SKT Americas, Inc.		—		—		—		—		4,000		—
Others		115		—		—		—		540		150

Equity Method Investees:
SK Marketing & Company Co., Ltd.		2,718		—		—		—		9,001		—
SK Wyverns Baseball Club Co., Ltd.		5		575		2,407		—		—		—
Wave City Development Co. Ltd.		38,412		—		—		—		—		—
Others		—		—		—		—		2,437		—

Others:
SK Energy Co., Ltd.		337		—		—		96		47		23
SK Engineering & Construction Co., Ltd.		3,196		—		—		—		—		83
SK Networks Co., Ltd.		1,923		—		—		5,512		105,211		1,298
SK Telesys Co., Ltd.		513		—		—		—		15,673		—
MRO Korea Co., Ltd.		5		—		—		—		2,024		—
Others		1,668		—		—		—		3,767		47

Total	~~W~~	77,507	~~W~~	575	~~W~~	2,407	~~W~~	6,824	~~W~~	272,269	~~W~~	52,760

	As of December 31, 2009
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		Deposits		payable		received
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	758	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	89,318	~~W~~	—

Parent Company:
SK Holdings Co., Ltd.		248		—		—		—		1		—

Subsidiaries:
SK Broadband Co., Ltd.		2,356		—		—		1,216		374		5,114
SK Communications Co., Ltd.		1,785		—		—		—		12,738		5,524
SK Telink Co., Ltd.		797		—		—		—		700		1,023
PS&Marketing Co., Ltd.		159		—		—		—		32,400		5,084
F&U Credit Information Co., Ltd.		8		—		—		—		3,617		—
TU Media Corp.		4,051		—		—		—		114		2,709
IHQ, Inc.		51		—		—		—		—		—
Ntreev Soft Co., Ltd.		3,988		—		—		—		3,210		—
Commerce Planet Co., Ltd.		8,331		—		—		—		10,258		—
Loen Entertainment, Inc.		272		—		—		—		652		—
SKT Vietnam PTE Ltd.		3,835		—		—		—		—		—
SKT Americas, Inc.		—		—		—		—		5,567		—
SK Telecom China Holdings		—		—		—		—		8,500		—
Others		7		—		—		—		19		150

Equity Method Investees:
SK Marketing & Company Co., Ltd.		2,403		—		—		—		25,921		249
SK Wyverns Baseball Club Co., Ltd.		59		575		2,407		—		—		—
Wave City Development Co. Ltd.		38,412		—		—		—		—		—
Others		—		—		—		—		2,288		—

Others:
SK Energy Co., Ltd.		1,313		—		—		96		66		23
SK Engineering & Construction Co., Ltd.		182		—		—		—		991		82
SK Networks Co., Ltd.		890		—		—		112		109,900		1,256
SK Telesys Co., Ltd.		236		—		—		—		15,422		—
SK Networks Co., Ltd. Walkerhill		72		—		—		5,400		3,246		—
Others		1,036		—		—		—		5,425		—

Total	~~W~~	71,249	~~W~~	575	~~W~~	2,407	~~W~~	6,824	~~W~~	330,727	~~W~~	21,214

c. Compensation for the key management
The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the three months ended March 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the three months ended						For the three months ended
	March 31, 2010						March 31, 2009
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total
9 Registered directors (including outside directors)	~~W~~	1,964	~~W~~	375	~~W~~	2,339	~~W~~	674	~~W~~	18	~~W~~	692

16. PROVISION
a.	Provision for point program

The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.

Details of change in the provisions for such mileage points for the three months ended March 31, 2010 and 2009 are as follows (In millions of Korean won):

	2010		2009
Beginning balance	~~W~~	18,856	~~W~~	24,889
Increase		3,711		5,075
Decrease (used points)		(2,226)		(7,990)

Ending balance	~~W~~	20,341	~~W~~	21,974

Points expire after 5 years. The expected year when unused points as of March 31, 2010 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected usage	Estimated amount to be paid
for the year ended March 31,	in nominal value (Note a)		Present value
2011	~~W~~	9,632	~~W~~	9,191
2012		5,816		5,296
2013		3,519		3,057
2014		2,135		1,770
2015		1,299		1,027

Ending balance	~~W~~	22,401	~~W~~	20,341

(Note a)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.

b.	Provision for handset subsidy

The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on installment basis. Such provision was recorded as accrued expenses or non-current liabilities in accordance with the expected points when the subsidies are paid. Details of change in the provision for handset subsidies for the three months ended March 31, 2010 and 2009 are as follows (In millions of Korean won):

	2010		2009
Beginning balance	~~W~~	609,733	~~W~~	339,696
Increase (provision)		325,829		107,052
Decrease (subsidy payment)		(174,660)		(75,048)

Ending balance	~~W~~	760,902	~~W~~	371,700

The estimated monetary amount to be paid in a given year is as follows (In millions of Korean won):

Expected payment	Estimated amount to be paid
for the year ended March 31,	in nominal value		Present value
2011	~~W~~	646,256	~~W~~	632,508
2012		135,035		128,394

Ending balance	~~W~~	781,291	~~W~~	760,902

17. DERIVATIVE INSTRUMENTS
a.	Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of March 31, 2010, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~ 2,479 million (net of tax effect totaling ~~W~~ 1,240 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~ 5,461 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of March 31, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~ 2,266 million (net of tax effect totaling ~~W~~ 197 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~ 18,280 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of March 31, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~ 1,606 million (net of tax effect totaling ~~W~~ 1,074 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~ 48,195 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS and Credit Agricole Corporate & Investment bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated notes with face amounts totaling US$150,000,000 borrowed on November 20, 2008. As of March 31, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~ 4,686 million (net of tax effect totaling ~~W~~ 1,496 million and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling ~~W~~ 47,463 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporate Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of March 31, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~ 2,344 million (net of tax effect totaling ~~W~~ 661 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~ 9,590 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Misuboshi Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of March 31, 2010, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~ 1,253million (net of tax effect totaling ~~W~~ 353 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~ 17,711 million) was accounted for as accumulated other comprehensive income.

b.	Interest rate swap contract to which the cash flow hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~ 200,000 million borrowed on June 29, 2006. As of March 31, 2010, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~ 841 million (net of tax effect totaling ~~W~~ 269 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and other two banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling ~~W~~ 500,000 million borrowed from July 28, 2008 to August 12, 2011. As of March 31, 2010, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~ 12,045 million (net of tax effect totaling ~~W~~ 3,397 million) was accounted for as accumulated other comprehensive loss.

c.	Currency swap contract to which the hedge accounting is not applied

The Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and two other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~ 18,434 million and ~~W~~ 42,481 million for the three months ended March 31, 2010 and 2009, respectively, was charged to current operations.

d.	Interest rate swap contract to which the hedge accounting is not applied

The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, loss on valuation of interest rate swap of ~~W~~ 1,642 million for the three months ended March 31, 2010 was charged to current operations.

As of March 31, 2010, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (In thousands of U.S. dollars, H.K. dollars, Japanese yen and millions of Korean won):

				Fair value
				Designated
			Duration	as cash		Not
Type	Hedged item	Amount	of contract	flow hedge		designated		Total
Non-current assets:
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$100,000	Oct 10, 2006 ~ Oct 10, 2013	~~W~~	15,817	~~W~~	—	~~W~~	15,817
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$400,000	Jul. 20, 2007 ~ Jul. 20, 2017		—		128,900		128,900
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		48,727		—		48,727

Total assets				~~W~~	64,544	~~W~~	128,900	~~W~~	193,444

Current liabilities:
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated bonds	US$150,000	Nov 20, 2008 ~ Nov 20, 2010	~~W~~	41,281	~~W~~	—	~~W~~	41,281
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$300,000	Mar. 23, 2004 ~ March. 31, 2011		9,180		—		9,180
Floating-to-fixed interest rate swap	Long-term floating rate discounted bill	~~W~~200,000	Jun. 29, 2006 ~ Jun. 29, 2010		1,110		—		1,110

Non-current liabilities:
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012		6,585		—		6,585
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY5,000,000	Mar. 5, 2009 ~ Mar. 5, 2012		16,105		—		16,105
Floating-to-fixed interest rate swap	Long-term borrowings	~~W~~500,000	July 28, 2008 ~ August 12, 2011		15,442		—		15,442
Floating-to-fixed interest rate swap	Long-term borrowings	US$220,000	April 29, 2009 ~ April 29, 2012		—		5,014		5,014

Total liabilities				~~W~~	89,703	~~W~~	5,014	~~W~~	94,717

18. SUBSEQUENT EVENTS
a. Disposition of investment in common stock of IHQ, Inc.
On April 26, 2010, the board of directors of the Company resolved to dispose 10,930,844 shares of common stock of IHQ, Inc. for ~~W~~ 18,582 million. As a result, the Company’s ownership for IHQ, Inc. will decrease to 9.99% from 37.10%.
19. K-IFRS ADOPTION PLAN AND STATUS
In accordance with IFRS adoption roadmap released by the Financial Supervisory Commission in March 2007, the Company is required to prepare financial statements under K-IFRS from fiscal year of 2011. In April 2008, the Company set up a task force for the adoption and hired outside consulting firm to evaluate the impact that K-IFRS may have on the Company’s financial statements as well as to educate the concerned employees.
At March 31, 2010, the Company is currently performing analysis on the major GAAP differences between K-IFRS and the Company’s accounting policy, setting up action plan to decide the Company’s accounting policy under K-IFRS and changing operating procedures to coincide with K-IFRS.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
	Name: Title:	Tae Jin Park Senior Vice President

Date: June 14, 2010